                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549

                                   FORM 20-F
(Mark One)

___ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                                      OR

 X      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
---     ACT OF 1934 (FEE REQUIRED)


        For the fiscal year ended December 31, 1997
                                  -----------------

                                      OR

___ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

        For the transition period from _________________ to _________________


Commission file number _________________________________________________________


                              Meridian Gold Inc.
--------------------------------------------------------------------------------
            (Exact name of registrant as specified in its charter)


                                    Canada
--------------------------------------------------------------------------------
                (Jurisdiction of incorporation or organization)


                      9670 Gateway Drive, Reno, NV 89511
--------------------------------------------------------------------------------
                   (address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:


          Title of each class                    Name of each exchange on
          -------------------                    ------------------------
                                                      which registered
                                                      ----------------
      Common Shares, no par value                 New York Stock Exchange,
                                                   Toronto Stock Exchange
---------------------------------------     ------------------------------------


Securities registered or to be registered pursuant to Section 12(g) of the Act:


                                      N/A
--------------------------------------------------------------------------------
                               (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:


                                     None
--------------------------------------------------------------------------------
                               (Title of Class)

Indicate the number of outstanding shares of each of the Company's classes of capital or common stock as of the close of the period covered by the annual report:


   As of December 31, 1997, the Registrant had outstanding 73,601,495 Common
                  Shares and 10,000 Series 1 Preferred Shares
--------------------------------------------------------------------------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by section 13 OR 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                       YES   X            NO  ___
                            ---

Indicate by check mark which financial statement item the registrant has elected to follow.

                     ITEM 17   X        ITEM 18  ___
                              ---

                               TABLE OF CONTENTS
                               -----------------

GLOSSARY.....................................................................  4
CAUTIONARY STATEMENT.........................................................  5

                                    PART I

Item 1.  Description of Business.............................................  6
Item 2.  Description of Property............................................. 18
Item 3.  Legal Proceedings................................................... 27
Item 4.  Control of Registrant............................................... 28
Item 5.  Nature of Trading Market............................................ 28
Item 6.  Exchange Controls and Other Limitations Affecting Security Holders.. 29
Item 7.  Taxation............................................................ 30
Item 8.  Selected Financial Data............................................. 36
Item 9.  Management's Discussion and Analysis of Financial Condition and
         Results of Operations............................................... 37
Item 10. Directors and Officers of Registrant................................ 40
Item 11. Compensation of Directors and Officers.............................. 40
Item 12. Options to Purchase Securities From Registrant or Subsidiaries...... 43
Item 13. Interest of Management in Certain Transactions...................... 45

                                    PART II

Item 14. Securities to be Registered......................................... 45

                                   PART III

Item 15. Defaults Upon Senior Securities..................................... 45
Item 16. Changes in Securities and Changes in Security for Registered
         Securities.......................................................... 45

                                    PART IV

Item 17. Financial Statements................................................ 45
Item 18. Financial Statements................................................ 45
Item 19. Financial Statements and Exhibits................................... 45

SIGNATURES................................................................... 47

     Except as otherwise indicated, all dollar amounts in this Annual Report are expressed in United States dollars.

     The information set forth in this Annual Report is as of December 31, 1997 unless an earlier or later date is indicated.

     Except as otherwise indicated, the financial information set forth in this Annual Report is presented in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Differences between Canadian GAAP and United States generally accepted accounting principles ("U.S. GAAP"), are immaterial to the Company. See "Item 17. Financial Statements."

                                   GLOSSARY

     The following mining terms have the following meanings in this Annual Report on Form 20-F (the "Annual Report"):

"carbon adsorption".....A process used to extract dissolved gold and silver from solvents in leaching. Soluble complexes of gold and silver physically adhere to activated carbon particles without chemical reaction.

"cash cost of
production".............Includes site costs for all mining (except deferred mining and deferred stripping costs), processing, administration, resource taxes, and royalties but does not include capital, exploration, depreciation and financing costs. Total cash costs are reduced by by-product silver credits, and are then divided by payable gold ounces to arrive at net cash cost of production per ounce.

"deposit"...............A mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures; such a deposit does not qualify as a commercially mineable ore body or as containing ore reserves, until final technical and economic factors have been resolved.

"development"...........The preparation of a known commercially mineable deposit for mining.

"dore"..................Unrefined metal bars consisting mainly of gold, with small amounts of silver and other metal impurities which will be further refined by contracted refineries.

"exploration"...........The search for mineral deposits (reserves) which are not in development or production.

"facies"................Part of a rock body as differentiated from other parts by appearance or composition.

"heap leaching".........A process of extracting gold by placing broken ore on sloping, impermeable pads and applying dilute cyanide solution that dissolves a portion of the contained gold, which is then recovered in a carbon column or Merrill-Crowe circuit.

"leach pad".............A large impermeable foundation or pad used as a base for ore during heap leaching. The pad prevents the leach solution from escaping out of the circuit.

"mill"..................A plant where ore is ground, usually to fine powder, and the metals are extracted by physical and/or chemical processes.

"mineralization"........Mineral-bearing rock; the minerals may have been either a part of the original rock unit or injected at a later time.

"ore"...................A metal or mineral bearing rock or a combination of these of sufficient value as to quality and quantity to enable it to be mined at a profit.

"ounces"................Troy ounces.

"probable reserves".....Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are further apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

"production"............The exploitation of a mineral deposit or reserve.

"proven reserves".......Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes, and (b) the sites for inspection, sampling and measurement are spaced so closely and the geological character is so well defined that the size, shape, depth and mineral content of reserves are well-established.

"reserve"...............That part of a mineral deposit which could be economically extracted or produced at the time of the reserve determination.

"stripping ratio".......The ratio of tonnage of waste material removed to allow the mining of one ton of ore in an open pit.


                             CAUTIONARY STATEMENT

     Certain statements in this Annual Report, including, without limitation, statements in "Item 1. Description of Business" relating to reserves, refining and marketing, and hedging policy, in "Item 2. Description of Property" related to expected operating results at the Company's mines and the preliminary feasibility study and mine plan at El Penon, and in "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations," constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or other future events, to be materially different from any future results, performances or achievements or other events expressly or impliedly predicted by such forward-looking statements. Such risks, uncertainties and other factors are set forth in "Item 1. Description of Business - Risk Factors" and elsewhere in this Annual Report, and include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, recent operating losses, uncertainty of title to properties, risk associated with foreign operations, environmental risks and hazards, proposed legislation affecting the mining industry, litigation, governmental regulation of the mining industry, properties without known mineable reserves, uncertainty as to calculations of ore reserves, mineral deposits and ore grades, requirement of additional financing, uninsured risks, risk of hedging strategies, competition, dependence on key management personnel, potential volatility of market price of common shares, dilution and certain anti-takeover effects.

                                    PART I

ITEM 1.   DESCRIPTION OF BUSINESS.
          -----------------------

ORGANIZATION

     Meridian Gold Inc. ("Meridian" or the "Company") is a Canadian precious metals mining and exploration Company that was incorporated in February 1996 under the Canada Business Corporations Act, and whose business is more specifically described under the heading "- Business of the Company" below. As used in this Annual Report, "Meridian" or the "Company" includes, unless the context otherwise requires, the Company's direct and indirect subsidiaries.

     Meridian's predecessor, FMC Gold Company ("FMC Gold"), was formed as a Delaware corporation in 1987 through a combination of FMC Corporation's North American Precious Metals interests. In June 1987, FMC Gold issued 7.5 million shares of common stock to the public and FMC Corporation held the remaining shares. In May 1990, FMC Gold issued 8.0 million shares of common stock to acquire Meridian Gold Company. FMC Corporation held the remaining 58.8 million shares of common stock, or 80% of the outstanding shares of FMC Gold, at that time. Meridian was incorporated in Canada in February 1996, and, upon completion of a reincorporation in July 1996, Meridian became the successor to the business of FMC Gold. In connection with this reincorporation, FMC Gold shareholders received one share of Meridian common stock ("Common Shares") and a $0.02 per share return of capital, totaling approximately $1.5 million, in exchange for each share of FMC Gold common stock. Additionally, FMC Corporation sold its 80% interest in Meridian through a public offering in Canada of Meridian's Common Shares in July 1996. Concurrent with FMC Corporation selling its interest in Meridian, FMC Corporation made a capital contribution to Meridian totaling approximately $3.7 million. The FMC Gold shares were subsequently canceled.

     The Company's registered office is located at Ladner Downs 1200 Waterfront Centre 200 Burrard St. P.O. Box 48600 Vancouver BC V7X 1T2, and the executive office is located at 9670 Gateway Drive, Reno, Nevada 89511.

     ORGANIZATIONAL CHART


     The organizational structure of the Company and its subsidiaries, including Meridian Gold Company (formerly FMC Gold), is as set forth below:


                             [GRAPH APPEARS HERE]

BUSINESS OF THE COMPANY

     The Company and its predecessor organization, FMC Gold, have been engaged in the mining and exploration of gold and other precious metals since 1981. Meridian's principal revenue producing properties are its Beartrack Mine (100% ownership) located near Salmon, Idaho, and the Jerritt Canyon mine (30% ownership) located near Elko, Nevada. The Company also has advanced stage exploration programs underway in Chile (the El Penon property) and in Nevada (the Rossi property), and several early stage exploration programs located in Chile, Idaho and Nevada.

     The Company and its predecessors have produced over 3.6 million ounces of gold from five mine sites since 1981. Since 1986, the Company has continuously produced at least 150,000 ounces of gold annually from mining operations either directly or through joint ventures. In 1997, the Company produced 203,000 ounces of gold from the Beartrack and Jerritt Canyon mines.

     As of December 31, 1997, Meridian had total proven and probable reserves of approximately 1.9 million ounces of gold, consisting of 894,000 ounces at El Penon, 545,000 ounces at Beartrack, and 470,000 ounces at Jerritt Canyon.

     The Company's strategy is to expand its proven and probable reserves as well as its mining and processing operations by (i) developing existing producing properties and pursuing advanced stage exploration properties, (ii) discovering new properties through its exploration program and (iii) making selective acquisitions. The Company and its predecessors have spent a total of approximately $80.4 million on exploration activities in the last five years. The Company's predecessor established exploration offices in Santiago, Chile in 1993, which resulted in the discovery of gold at El Penon, and the company has moved its business development group from Vancouver, British Columbia to Reno, Nevada. As of December 31, 1997, the Company had $54.8 million of working capital, of which $54.3 million consisted of cash and cash equivalents. The Company believes these financial resources will enable it to pursue its growth strategy.

RESERVES, PRODUCTION AND EXPLORATION

     Reserves

     The Company's internal estimates of proven and probable reserves as of December 31, 1997 and December 31, 1996 are as follows:

                  GOLD ORE RESERVES (PROVEN AND PROBABLE) (1)

                                           December 31, 1997                             December 31, 1996
                            -------------------------------------------    -------------------------------------------
                            Ore Tonnes (2)        Grade        Gold (3)    Ore Tonnes (2)        Grade        Gold (3)
                            --------------        -----        --------    --------------        -----        --------
                                               (grams per        (oz)                         (grams per        (oz)
                                                 tonne)                                         tonne)
                                                            (in thousands, except grades)
El Penon                         4,657            5.97           894               --              --             --

Beartrack (4)                   13,821            1.22           545           23,224            1.13            848

Jerritt Canyon (30%)             1,924            7.61           470            2,540            6.99            571
                                                               -----                                           -----

Total                                                          1,909                                           1,419

______________________________
  (1) Reserves estimates for December 31, 1997 and 1996 were based on assumed prices of $350 and $400 per ounce of gold respectively. Meridian's ore reserves are relatively insensitive to a moderate change in gold price. The 1997 year-end reserves have been audited or reviewed by the following independent engineers:


        . Beartrack          Mine Reserve Associates (Audited)
        . Jerritt Canyon     Mine Reserve Development Inc. (AJ Simons) (Audited)
        . El Penon           Kvaerner Metals  & MICON (Reviewed)

  (2) Based on optimized mine plans, which incorporate as necessary the impacts of dilution and access for Meridian's operations.

  (3) Contained ounces exceed recoverable ounces due to metal losses experienced during the extraction process. Precious metal recoveries are dependent on the process used, grade of ore and metallurgy. Estimated recoveries are as follows: Jerritt Canyon mill ore - 90%; Beartrack heap leach ore - 67%, El Penon mill ore 95%. These estimated recoveries have not been reflected in the table above.

  (4) At December 31, 1997, the Beartrack mine had approximately 13.2 million tons containing 58,000 ounces of gold on the heap leach pad. These ounces have not been included in Beartrack's ore reserves.

     PRODUCTION

     Production data for the Company for the years ended December 31, 1997 and December 31, 1996 are as follows:

                                PRODUCTION DATA

                                                         Year Ended December 31
                                                         ----------------------
                                                          1997            1996
                                                         ------          ------
                                                             (in thousands)
Ore Processed (thousands of tonnes)
  Beartrack.............................................  3,764           3,969
  Jerritt Canyon (30%)..................................    419             726

Ore Grade (grams per tonne)
  Beartrack.............................................     .9              .9
  Jerritt Canyon (30%)..................................    7.4             4.5

Recoveries
  Beartrack.............................................     90%             90%
  Jerritt Canyon (30%)..................................     86%             88%

Gold Production (thousands of ounces)
  Beartrack.............................................    107             109
  Jerritt Canyon (30%)..................................     96              93

Cash Cost of Production ($ per gold equivalent ounce)
  Beartrack.............................................   $202            $190
  Jerritt Canyon (30%)..................................   $209            $297

     EXPLORATION


     The following table presents the Company's historical exploration expenditures for the years ended December 31, 1997 and 1996. The amounts stated for Jerritt Canyon represent the Company's 30% interest in the Jerritt Canyon Joint Venture.

                           EXPLORATION EXPENDITURES

                                                         Year Ended December 31
                                                         ----------------------
                                                          1997            1996
                                                         ------          ------
                                                             (in thousands)
  Beartrack............................................  $   922         $ 1,305
  Jerritt Canyon.......................................    2,638           1,571
  Rossi................................................    2,935           1,969
  Acquisitions.........................................    1,250               -
  Other U.S. exploration...............................    2,391           1,502
  El Penon (1).........................................   18,929           5,795
  Other foreign exploration............................    2,042           1,215
                                                         -------         -------

Total..................................................  $31,107         $13,357

______________________________
(1)  Includes $7.2 million dollars for evaluation and feasibility study.

Refining and Marketing

     The Company's gold and silver dore production is purchased and refined by several European and United States refiners. Sales were to three refiners in 1997 and to two refiners in 1996, each representing 10 percent or more of consolidated sales. Sales to these companies amounted to $68.7 million in 1997, and $75.7 million in 1996. The Company believes that, because of the availability of several alternative refiners, each able to supply all of such services needed by the Company, no adverse effect would result should the Company lose the services of any of its current refiners.

HEDGING POLICY

     The Company has hedged portions of future gold production by entering into put option contracts. At December 31, 1997, the carrying value of the remaining options (at cost) was $1.8 million ($2.5 million at December 31, 1996). The estimated market values of the put options as of December 31, 1997 and 1996, were approximately $9.2 million and $3.3 million, respectively.

The options are exercisable at a strike price of $400 per ounce. The value of these options varies with changes in the market price of gold. The options are exercisable according to the following schedule:


        OUNCES OF GOLD SUBJECT TO                       EXERCISE DATE
                 OPTIONS
        -------------------------                     -----------------
                 33,000                               December 29, 1998
                 32,000                               December 29, 1999
                 32,000                               December 27, 2000
                 27,000                               December 27, 2001
                -------
                124,000
                =======


     The Company does not presently intend to engage in further hedging transactions with respect to its production of precious minerals, but may decide to do so in the future.

RISK FACTORS

     The following is a brief discussion of those distinctive or special characteristics of Meridian's operations and industry which may have a material impact on, or constitute risk factors in respect of, Meridian's future financial performance:

     FLUCTUATIONS IN THE MARKET PRICE OF PRECIOUS METALS

     The profitability of the Company's operations will be directly related to the market price of gold and silver. The prices of gold and silver have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company's control, including expectations of inflation, the relative exchange rate of the U.S. dollar, speculative activities, global and regional demand and production, political and economic conditions and production costs in major producing regions. The Company is unable to predict the aggregate effect of these factors, all of which are beyond the Company's control. If, as a result of a decline in the price of gold or silver, the Company's marginal revenues were to fall below and remain below the marginal costs of production at any particular mine for any significant period, the Company may experience losses at that mine and may determine that it is not economically feasible to continue commercial production at that mine.

     MINING INDUSTRY RISKS

     The exploration for and development of mineral deposits involves a high degree of risk which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration programs planned by the Company will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, including, the particular attributes of the deposit, such as size, grade and proximity to infrastructure, precious metal prices which are highly cyclical, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. Unusual or unexpected formations, formation pressures, fires, power outages, labor disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labor are other risks involved in the operation of mines and the conduct of exploration programs.

     RECENT OPERATING LOSSES

     The Company has incurred net operating losses of $73.1 million and $20.8 million for the years ended December 31, 1997 and 1996, respectively. There can be no assurances that the Company will achieve net operating profits in the future.

     UNCERTAINTY OF TITLE TO PROPERTIES

     The validity of unpatented mining claims on U.S. public lands, which constitute a large portion of the property holdings in which the Company has an interest, is sometimes uncertain and may be contested. Due to the extensive requirements and associated expense required to obtain and maintain mining rights on U.S. public lands, the Company's property interests are subject to various uncertainties which are common to the industry, with the attendant risk that some titles, particularly on undeveloped properties, may be defective. However, the Company is not currently aware of any existing title uncertainties which would be material to the Company's overall operations or financial condition with respect to the Company's operating properties or any other property it currently has targeted for development. As a result of the potential uncertainty of title to mining and exploration properties and the large number of properties which are ultimately abandoned, expenditures with respect to any particular property to establish the Company's rights therein are directly related to the level of current interest in such property and the extent and results of previous expenditures. The Company's level of interest in any particular mining claim, and related title expenditures, will in turn vary depending upon whether and the extent to which exploratory drilling and other exploration activities have been or will be conducted, the results of such drilling and other indices of mineralization at such claim as indicated through other geological, geophysical, geostatistical and related procedures. Expenditures to establish the Company's rights will generally not be significant until such time as extensive drilling is planned, and such expenditures often continue even after proven or probable reserves have been established.

     The mining code of Chile provides for transfer of titled mineral rights to a claimant, domestic or foreign, upon completion of a specified process. In Chile, the law permits corporations to hold title to their mining concessions in their names. However, under

Chilean mining law, the beneficiary of a mining exploration concession is required to take legal measures to transform its mining exploration concession into a mining exploitation concession, in accordance with the mining code. If such measures are not taken by the Company, or if the annual fees for mining concessions are not paid each year, the Company can lose its title over its mining concessions, which could have a material adverse effect on the Company's business, financial condition and results of operations.

     In Chile, the Company maintains title in its name to its properties and believes that it has completed the requisite title processes. Although the Company believes it has taken reasonable measures to ensure proper title to its mining concessions in Chile, there is no guarantee that title to any of its mining concessions could not be challenged by a third party, which may have valid claims underlying portions of the Company's interests.

     RISK ASSOCIATED WITH FOREIGN OPERATIONS

     The Company currently has exploration projects and investments in Chile. These projects and investments, as well as any other projects or investments made or undertaken in the future in other developing nations, are subject to the risks normally associated with conducting business in such countries, including labor disputes and uncertain political and economic environments, as well as risks of war and civil disturbances or other risks which may limit or disrupt the projects, restrict the movement of funds or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation laws or policies of particular countries, foreign taxation, limitations on ownership and on repatriation of earnings, and foreign exchange controls and currency fluctuations. Although the Company has not experienced any significant problem in its Chilean operations arising from such risks, there can be no assurance that such problems will not arise in the future. Foreign investments may also be adversely affected by changes in Canadian laws and regulations relating to foreign trade, investment and taxation.

     ENVIRONMENTAL RISKS AND HAZARDS

     All phases of the Company's operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that existing or future environmental regulation will not materially adversely affect the Company's business, financial condition and results of operations. Environmental hazards may exist on the properties on which the Company holds interests which are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties.

     Government approvals and permits are currently, or may in the future be, required in connection with the Company's operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from proceeding with planned exploration or development of properties.

     Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations, including the Company, may be required to compensate those suffering loss or damage by reason or the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

     Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

     PROPOSED LEGISLATION AFFECTING THE MINING INDUSTRY

     During the past several years, the United States Congress considered a number of proposed amendments to the General Mining Law. In 1992, a holding fee of $100 per claim was imposed upon unpatented mining claims located on federal lands. Beginning in October 1994, a moratorium on processing of new patent applications was approved. In addition, a variety of legislation is now pending before the United States Congress to amend further the General Mining Law. The proposed legislation would, among other things, change the current patenting procedures, limit the rights obtained in a patent, impose royalties on unpatented claims, and enact new reclamation, environmental controls and restoration requirements. The royalty proposals range from a 2% royalty on "net profits" from mining claims to an 8% royalty on modified gross income/net smelter returns. The extent of any such changes that may be enacted is not presently known, and the potential impact on the Company as a result of future congressional action is difficult to predict. If enacted, the proposed legislation could adversely affect the economics of development of operating mines on the federal unpatented mining claims held by the Company. A majority of the Company's proven and probable ore reserves in the U.S. are located on unpatented U.S. federal lands. The Company's financial performance could therefore be materially and adversely affected by passage of all or pertinent parts of the proposed legislation.

     LITIGATION

     The operations of the Company's Beartrack mine may be adversely affected by the results of litigation initiated by the Pacific Rivers Council and the Wilderness Society and by the Sierra Club Legal Defense Fund, Inc. The Company believes that neither of these actions, relating to the Endangered Species Act and other environmental matters, will ultimately affect mining operations at Beartrack in any manner that would be materially adverse to the Company. However, there can be no assurance that the outcome of these actions will not materially adversely affect the Company's business, financial condition and results of operations. See "Item 3. Legal Proceedings."

     GOVERNMENTAL REGULATION OF THE MINING INDUSTRY

     The exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labor standards and occupational health, mine safety, toxic substances and other matters. Mining and exploration activities are also subject to various laws and regulations relating to the protection of the environment. Although the Company believes that its exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a material adverse effect on the Company's business, financial condition and results of operations.

     PROPERTIES WITHOUT KNOWN MINEABLE RESERVES

     Certain of the Company's properties are in the exploration stage and it has not yet been determined whether these properties contain ore reserves that are economically recoverable. The activities of the Company will continue to be directed towards the search for, evaluation and development of mineral deposits. There is no assurance that the expenditures of the Company will result in discoveries of commercial ore bodies. Furthermore, there can be no assurance that the Company's estimates of future exploration expenditures will prove accurate, and actual expenditures may be significantly higher than currently anticipated.

     UNCERTAINTY AS TO CALCULATIONS OF ORE RESERVES, MINERAL DEPOSITS AND ORE GRADES

     There is a significant degree of uncertainty attributable to the calculation of ore reserves, mineral deposits and corresponding ore grades. The Company has calculated its proven and probable reserves internally and these calculations have been audited or reviewed by independent engineering firms. Until the ore is actually mined and processed, ore reserves, mineral deposits and ore grade must be considered as estimates only. Consequently, there can be no assurance that any ore reserve, mineral deposits or ore grade information contained in this Annual Report will prove accurate. In addition, the quantity of ore reserves and mineral deposits may vary depending on mineral prices and other factors. Any material change in reserves, ore grades or stripping ratios may affect the economic viability of the Company's projects. Furthermore, reserve and mineral deposit information should not be interpreted as any assurance of mine life or of the potential profitability of existing or future projects.

     REQUIREMENT OF ADDITIONAL FINANCING

     The development of the Company's properties will require substantial additional financing. There can be no assurance that additional capital or other types of financing will be available when needed or that, if available, the terms of such financing will be favorable to the Company.

     UNINSURED RISKS

     The Company carries insurance to protect against certain risks in such amounts as it considers adequate. Risks not insured against in each case include environmental pollution, earthquake damage, mine floodings or other hazards against which mining exploration corporations cannot insure or against which the Company may elect not to insure because of high premium costs or other reasons. Failure to have insurance coverage for any one or more of such risks or hazards could have a material adverse effect on the Company's business, financial condition and results of operations.

     RISK OF HEDGING STRATEGIES

     In order to mitigate some of the risks associated with fluctuating gold prices, the Company has in the past, has presently, and may in the future use various price hedging strategies, such as selling future contracts for gold, or using put options, to lock in delivery prices for its gold production. The Company continually evaluates the potential short- and long-term benefits of engaging in such price hedging strategies based upon the then current market conditions. No assurance can be given, however, that the use of price hedging strategies will always benefit the Company. There is a possibility that the Company could lock in forward deliveries at prices lower than the market price at the time of delivery. In addition, the Company could fail to produce enough gold to satisfy its forward delivery obligations, causing the Company to purchase gold in the spot market at higher prices to fulfill its delivery obligations. As of December 31, 1997, the Company had options to sell approximately 124,000 ounces of its gold production from Beartrack at a fixed gold price of $400 per ounce through the year 2001. See "Item 1. Description of Business - Hedging Policy."

     COMPETITION

     Because mines have limited lives based on proven ore reserves, the Company is continually seeking to replace and expand its reserves. The Company competes with other mining companies in connection with the search for and acquisition of properties producing or capable of producing gold and other precious metals. Existing or future competition in the mining industry could materially adversely affect the Company's prospects for mineral exploration and success in the future.

     DEPENDENCE UPON KEY MANAGEMENT PERSONNEL

     The Company is dependent upon a number of key management personnel. The loss of the services of one or more of such personnel could have a material adverse effect on the Company. The Company's ability to manage its exploration and development activities, and hence its success, will depend in large part on the efforts of these individuals. The Company faces intense competition for qualified personnel, and there can be no assurance that the Company will be able to attract and retain such personnel.

     POTENTIAL VOLATILITY OF MARKET PRICE OF COMMON SHARES

     Both the Canadian and U.S. stock markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of the Common Shares. In addition, the market price of the Common Shares may be highly volatile. Factors such as the price of gold and precious metals, announcements by competitors, changes in stock market analyst recommendations regarding the Company, and general market conditions affecting other exploration and mining companies may have a significant effect on the market price of the Common Shares. Moreover, it is likely that during future quarterly periods, the Company's results and exploration activities may fluctuate significantly or may fail to meet the expectations of stock market analysts and investors and, in such event, the market price of the Common Shares could be materially adversely affected. In the past, securities class action litigation has often been initiated following periods of volatility in the market price of a company's securities. Such litigation, if brought against the Company, could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect on the Company's business, financial condition and results of operations.

     DILUTION

     The Company's Certificate and Articles of Amalgamation, as amended, provide that the Company has an unlimited number of authorized Common Shares and Preference Shares that may be issued. Under applicable Canadian law, shareholder approval is not generally required for the Company to issue shares of either class of capital stock. Moreover, the Company has various commitments that could require the issuance of a substantial number of additional Common Shares as follows: exercise of stock options outstanding as of December 31, 1997 under the Meridian Gold Inc. 1996 Stock Option Plan (2,574,075 shares at December 31, 1997); and issuance of Common Shares pursuant to a Shareholders Rights

Plan, which is triggered by a "Take-over Bid" meeting certain criteria. See "Item 12. Options to Purchase Security From Registrant or Subsidiaries."

     CERTAIN ANTI-TAKEOVER EFFECTS

     The Shareholders Rights Plan established by the Company in 1996 may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company, which may otherwise result in holders of the Common Shares receiving a premium over the existing market price for their shares in a change of control transaction. See "Item 12. Options to Purchase Securities from Registrant or Subsidiaries."

PROPERTY INTERESTS IN THE UNITED STATES

     Mineral interests in the United States are owned by U.S. federal and state governments and private parties. In order for the Company to explore or develop a prospective mineral property that is owned by a private party or by a state, it must enter into a property or mineral rights acquisition agreement. The Company may also acquire rights to explore for and produce minerals on U.S. federally-owned lands. This acquisition is accomplished through the location of unpatented mining claims upon unappropriated U.S. federal land pursuant to procedures established principally by the General Mining Law of 1872, as amended (the "General Mining Law") and the Federal Land Policy and Management Act of 1976 (or the acquisition of previously located mining claims from a private party as described above). These laws and regulations generally provide that a citizen of the United States (including a U.S. corporation) may acquire a possessory right to develop and mine valuable mineral deposits discovered upon unappropriated U.S. federal lands, provided that such lands have not been withdrawn from mineral location (which would include, for example, lands included in national parks and military reservations and lands designated as part of the National Wilderness Preservation System). This right can be freely transferred and is protected against appropriation by the government without just compensation. Also, the claim locator acquires the right to obtain a patent (or deed) conveying fee title to his claim from the U.S. federal government upon compliance with certain additional procedures.

     The majority of the Beartrack proven and probable ore reserves are located on patented mining claims owned by the Company. The remaining reserves are located on unpatented mining claims owned or leased by the Company. Substantially all of the Jerritt Canyon proven and probable ore reserves are located on unpatented mining claims owned or leased by the Jerritt Canyon Joint Venture. The Jerritt Canyon mill is located on land owned by the joint venture. Substantially all of the Rossi gold exploration operations are being conducted on unpatented mining claims owned by the Company.

PROPERTY INTEREST IN CHILE

     In Chile, mineral rights are granted by ordinary courts of justice in the form of mining concessions. Any person, whether a Chilean national or a foreigner, may apply for the granting of mining concessions subject to compliance with the requirements provided for in Chilean law. The holder of a mining concession is protected by the ownership right on such concession. The right over the concession, which is independent from the ownership right on the surface land, is transferable and may be subject to mortgage. The mining concession entitles its holder to dispose of all mineral resources contained within its boundaries.

     Mining concessions are of two types:

          (i) An Exploration Concession, whereby the holder is legally entitled to explore for mineral substances in a certain area for a period of two years, at the expiration of which the concession may be extended for an additional two year period if the area covered by the concession is reduced by half and provided the applicable annual tax is paid.

          (ii) An Exploitation Concession, whereby the holder is legally entitled to exploit mineral substances contained therein for an indefinite period of time subject to payment of the annual tax.

     The holder of an Exploration Concession has the exclusive right to initiate the procedure to obtain an Exploitation Concession within the boundaries and during the time period of the Exploration Concession. The holder of each type of mining concession is entitled by law to impose easements on the surface land in order to facilitate mining exploration or exploitation activities. Any compensation to be paid to the owner of the surface land for the easement is to be determined by mutual agreement or, failing such agreement, by the court. The acquisition of mineral interests in Chile is normally initiated either through the filing of an application to the courts to obtain the granting of new mining concessions or by acquiring existing mining concessions.

     The legal procedure to obtain the granting of a new mining concession is regulated in detail in the Chilean Mining Code. A special characteristic of this judicial procedure is that the applicant is required to be active and to expedite the proceeding in order to comply with deadlines established in the Chilean Mining Code for the performance of certain tasks to be fulfilled in order to obtain the grant of the concession. The judge has an active role, and the proceeding may transform into a contentious one in certain cases (i.e., third party opposition to the survey petition).

     The acquisition of mineral interests from parties which already have registered mining concessions is also considered to be a normal vehicle to initiate mining activities in Chile. The execution of an option or promise purchase contract regarding existing mining concessions may enable an interested party to develop exploration or exploitation mining work in a given area already legally protected. Chilean law also provides flexibility to the interested party in acquiring a mining concession to enter into different contractual arrangements (i.e., deferred installment payments or undertaking to carry out exploration activities as payment of the purchase price), contemplating the option to purchase or abandon the mining concession.

EMPLOYEES

     As of December 31, 1997, the Company had a total of approximately 221 employees, with approximately 154 employees working on site at the Beartrack property. At the Jerritt Canyon property located near Elko, Nevada, there are approximately 527 employees, all of which are employees of the Jerritt Canyon Joint Venture, not of the Company. There are approximately 33 employees in Chile, who are employees of Minera Meridian Limitada, a wholly-owned indirect subsidiary of the Company. None of the employees are covered by a collective bargaining agreement. The Company believes that its relationship with its employees is good.

Item 2. Description of Property.
        -----------------------

     Included herein are certain forward-looking statements that involve various risks, uncertainties and other factors. See "Cautionary Statement" on Page 5 of this Annual Report.

     Meridian has two principal producing properties, Beartrack (100% ownership) located near Salmon, Idaho, and Jerritt Canyon (30% ownership) located near Elko, Nevada. In addition, the Company has advanced stage exploration programs underway in Chile (at El Penon) and in Nevada (at Rossi), and early stage exploration programs underway in Chile, Idaho and Nevada.

BEARTRACK

    HISTORY, LOCATION, SIZE AND ACCESS

     The 100 percent-owned Beartrack mine is an open pit operation with a heap leach facility located approximately 11 miles west of Salmon, Idaho, near the historic mining town of Leesburg. The Beartrack property comprises approximately 27 square miles of patented and unpatented mining claims. The Company owns the mineral rights to approximately 85 percent of the present proven and probable reserves at Beartrack by its ownership of patented mining claims. The remaining reserves are being mined from unpatented mining claims which the Company owns or leases, a portion of which is subject to a 3 percent net smelter return on production. Access from Salmon, Idaho to the Beartrack property is by 34 miles of county and U.S. Forest Service gravel roads.

     GEOLOGY

     The Beartrack mine is located on the Panther Creek fault. Gold mineralization is closely associated with the Panther Creek fault. North-northeast lateral displacement along this fault of up to 2,000 feet created a shear zone in arkosic sandstone of the Yellowjacket Formation and porphyritic quartz monzonite, making it ideal for hosting mineralization. Deformation and shearing along the fault reaches widths up to 600 feet. Gold mineralization has been found intermittently for a distance of about 16,500 feet along the Panther Creek fault shear zone. Several stages of silification, brecciation and gold mineralization have occurred to create the ore deposits at Beartrack. The gold mineralization occurs in a network of stockwork veins and veinlets created by the shearing. The primary associated waste minerals are silica, iron sulfides, pyrite, arsenopyrite and sericite.

     MINING

     The open pit mining operation at Beartrack commenced in August 1994 and includes two pits, designated the North and South pits, and one waste rock dump. Ore and waste rock are removed in horizontal lifts or benches 25 feet in height with pit slopes ranging from 35 to 50 degrees. Mining operations within the pits include drilling, blasting, loading and hauling. Drill holes are assayed to determine whether the material will be treated as waste or ore. Ore and waste rock are moved by 85-ton diesel haul trucks to the process area and waste rock disposal areas, respectively. The waste rock dump has been constructed with a 40 million-ton capacity. Mine production is based on delivering approximately 4.5 million tons of ore per year to the process facility. The average stripping ratio over the life of the mine is expected to be 1.2:1. No underground mining is currently conducted at Beartrack.

     HEAP LEACH FACILITY

     The ore is processed in a cyanide heap leach facility. The heap leach pad is constructed in four phases. Phases one and two have been constructed. Each heap leach phase area is one continuous plastic lined pad surface constructed on a prepared compacted clay foundation protected by a three foot layer of 3/4 inch crushed ore. Each phase of the pad has a network of solution collection pipes placed on top of the liner to collect the pregnant gold solution from individual heap cells. Once the pad has been prepared for loading, ore is dumped into place. Diluted sodium cyanide solution is applied on the heap surface. One pond is used for normal operating conditions and a larger overflow pond has been constructed to provide additional solution storage under unusual circumstances, such as during periods of unusually large drawdowns. These ponds are designed to provide sufficient storage capacity for all phases of heap operations.

     Pregnant solution is pumped from the pregnant solution pond through a series of carbon adsorption tanks where contained values of gold and silver adsorb on activated carbon. The loaded carbon is stripped and precious metals recovered, melted and cast as dore. The dore bars are sold to an off-site refinery for final production of gold and silver.

     RECENT OPERATIONS

     As of December 31, 1997, Beartrack contained approximately 13.8 million tonnes of ore containing 545,000 ounces of proven and probable gold reserves, compared to 23.2 million tonnes of ore containing proven and probable gold reserves of 848,000 ounces as of December 31, 1996. Gold production in 1997 at Beartrack was 107,000 ounces, compared with 109,000 ounces produced at Beartrack in 1996. Cash costs were $202 per ounce in 1997, up $12 per ounce from 1996, due mainly to lower heap leach tons as a result of the planned heap leach pad expansion that occurred in 1997.

     A total of 3.8 million tonnes of ore were mined and delivered to the leach pad in 1997, down from 3.9 million tonnes in 1996, due to the planned heap leach pad expansion that occurred in 1997. The average grade of the ore mined in 1997 was 0.9 grams per tonne, which was unchanged from 1996.

     The $0.9 million drilling program in 1997 focused on further delineating the ore body in the North Pit.

     During 1997, the Company constructed a $5.7 million heap leach pad expansion to process new ore.

JERRITT CANYON

     HISTORY, LOCATION, SIZE AND ACCESS

     The Jerritt Canyon mine, consisting of a number of underground and open pit mines, is located 57 miles northwest of Elko, Nevada. The Company's joint-venture partner, Independence Mining Company, Inc., a wholly-owned subsidiary of Minorco (U.S.A.) Inc. ("IMC"), operates the mine. Since the discovery of Jerritt Canyon by Meridian geologists in 1972, the mine has produced over 4.8 million ounces of gold.

     Development and mining activities take place at Jerritt Canyon on various orebodies within the 120-square-mile claim block, which includes both private and public lands. Property interests at Jerritt Canyon include owned or leased unpatented claims and surface rights. Approximately 12.8 percent of the Jerritt Canyon proven and probable reserves are subject to a net smelter return royalty averaging 2.9 percent. The main access to the property is by a paved state highway from Elko.

     JOINT VENTURE AGREEMENT

     Pursuant to the joint venture agreement governing the Jerritt Canyon Joint Venture, IMC acts as manager of the project and conducts all mining and processing, exploration, drilling and related operations. However, as a 30% participant, the Company is actively involved in budgeting, production and exploration planning, through which it has gained valuable experience. Each participant has the right to take in kind or dispose of its individual interest in all ore and minerals extracted from the Jerritt Canyon properties. Joint venture costs are allocated to each participant in proportion to its interest. The Company also pays to IMC a management fee of 2.5% of the Company's share of the joint venture's gross revenues.

     Although IMC has the authority to make most decisions with respect to daily operations of Jerritt Canyon, approval of the Company is required for the annual operating budget and exploration program, as well as any major capital expenditures.

     Pursuant to the joint venture agreement, a transfer of the interest of either joint venture participant in the joint venture to any non-affiliate is subject to a good faith right of first negotiations with the other for the sale to the other party of such interest. Unless otherwise terminated by mutual agreement, dissolution or insolvency, the joint venture agreement for Jerritt Canyon will remain in effect for fifty years and for such longer periods as exploration, development or production by the joint venture continues.

     GEOLOGY

     Gold at Jerritt Canyon occurs in typical sediment-hosted type deposits with many similarities to other Nevada sediment-hosted deposits, such as those on the Carlin Trend and in the Crescent Valley area. Characteristics at Jerritt Canyon which conform to the sediment-hosted gold model include:


     . Element association                  Gold, Arsenic, Antimony, Mercury,
                                            Barium
     . Gold ore grades                      1.7 to more than 34 grams per tonne
     . Alteration type                      Silification, argillization,
                                            carbonization, decalcification,
                                            dolomitization
     . Host rocks                           Paleozoic carbonates and siltstones
     . Vertical extent of mineralization    Over 3,000 feet as measured from
                                            different locations at Jerritt
                                            Canyon


     Major tectonic events have significantly contributed to building a favorable geologic setting for the formation of major gold deposits. Roberts Mountains thrusting placed western siliceous rocks over the favorable eastern facies host rocks, providing an essentially impervious capping which probably forced the ore solutions to disseminate into favorable beds and structures, forming the major gold deposits being mined today. North-south compression created west-northwest, east-northeast, northeast and north striking faults which became ore channelways during the tertiary gold mineralization event. Periodic mountain building events after the initial orogenies, continued to impact the Jerritt Canyon area opening the faults, brecciating and folding the strata, and in general creating a highly favorable condition for the depositing of major disseminated gold deposits. The favorable gold host rocks at Jerritt Canyon are carbonaceous dolomitic siltstones and micritic limestone of the Roberts Mountains and Hanson Creek Unit III sedimentary formations. Units I and II of the Hanson Creek Formation locally host significant gold deposition. Strata in the Pogonip Group appear similar to ore hosting units in the Hanson Creek Formation. The primary ore controls are high angle west-northwest, east-northeast, and north-to-northeast faults. The west-northwest faults are the strongest structures and usually cross the entire Independence Range. Permeable siltstones, limestones and cherts in the Roberts Mountains and Hanson Creek Formation provided lateral hosting and dispersion and dissemination of the Jerritt Canyon gold ore fluids.

     MINING

     Mining at Jerritt Canyon commenced in 1981 and is conducted from both open pit and underground sources. The selection of mining method depends upon numerous factors, such as the depth of the deposit, the grade and quantity of gold in the deposit, the ore-type of the deposit, and the economics of mining and processing compared to the expected gold price during the orebody's life.

     Current open pit mines include the DASH and Burns Basin mines. Open pit mining is conducted in ore zones ranging from relatively shallow to approximately 800 feet in depth. Underground ore production began in 1994 and is currently conducted at the Murray mine. Some production in 1997 also came from the West Generator underground mine, which was closed in July 1997. Two additional deposits, SSX and Papillion, are under exploration and development for underground mining.

     Open pit mining is conducted on orebodies which have relatively shallow ore deposits. These orebodies provide the quantity and grades of ore which provide the economic incentive for development and extraction. This ore source tends to be of relatively low grade gold mineralization with lower total mining costs.

     The open pit mining process begins with breaking the in-place rock at the mine site. Blast holes are approximately 24 feet deep, 5 1/2 or 6 1/2 inches in diameter, and are drilled on a 12 to 16 foot square pattern. The holes are filled with explosives, which are detonated. The rock chips from these holes are analyzed by the assay lab to assign boundaries to various mined rock classifications. Following blasting, broken material is classified into four categories (waste rock, sub-ore and two ore types) based on such factors as the refractory nature of the ore and its grade. Waste rock is transported to waste dumps, sub-ore grade material (which is mineralized but uneconomic at present gold prices) is stockpiled, and the two types of ore are separately transported to stockpiles designated for each of the two mills.

     Over the past few years, underground mining has grown to be a major source of ore. Today, the mill receives ore from the Murray mine. Established ore reserves for the future of Jerritt Canyon are largely from underground sources where the costs of development and extraction are greater than in traditional open pit methods on a per ton of ore basis, which is mitigated somewhat by the higher ore grades of the underground sources. The Company expects the shift to underground resources to continue unless new open pittable ore reserves are discovered and developed.

     The Murray mine is accessed by two declines. Ore mining includes cut and fill methods, either slot and fill or underhand drift and fill. Drifting and mining are conducted in either 15 by 15 foot or 12 by 12 foot openings. An engineered cemented backfill material is used for ground support. The basic mine layouts comprise a main access decline, at 12.5% gradient, suitable for truck haulage. At various elevations, exploration drifts are cut along the axes of the deposit to implement delineation drilling. Mining stopes are primarily transverse to the strike of the deposit and mining begins at the centre of the ore zone.

Primary stopes are then mined to the ore extremities, followed by the secondary and the tertiary stopes. The physical ore zone features include varying thickness, undulating waste-ore contacts, assay walls, irregular continuity, and variable tonnage per foot of strike length.

     MILLING

     Ore is hauled from the open pit mines, underground mine and sub grade stockpiles and stockpiled at the mill for processing. The haul distance ranges from 3 to 15 miles depending on the mine source.

     At the Jerritt Canyon mill, there are two distinct extraction facilities which process two categories of ore, the wet grinding chlorination circuit and the dry grinding roasting circuit, each of which is independent of the other. Each circuit has an annual average capacity of approximately 4,000 tons per day. With changing ore characteristics, the wet mill was shut down in February 1997, and only the dry milling circuit is currently in operation.

     The less refractory, less carbonaceous ore is sent to the wet grinding chlorination circuit to oxidize sulfur and carbon contained in the ore prior to being leached in a conventional sodium cyanide carbon-in-leach ("CIL") circuit. The ore-water mixture, or slurry, is treated by injecting chlorine gas into the slurry to oxidize the refractory components. The tanks in which this process takes place are operated in a vacuum to control any unreacted chlorine gas, which is converted to bleach in a scrubbing system. The slurry, after oxidation, is neutralized and treated with cyanide for gold dissolution and recovery by adsorption on carbon in CIL tanks.

     The more refractory ore, which contains higher amounts of sulfur and carbon, is processed in the dry grinding roasting circuit. This ore is crushed and dried, and then finely ground and mixed with coal. This mixture is introduced into the tops of two fluid-bed roasters. The ore is heated and contacted with oxygen rich gases that oxidize the sulfide and carbon compounds. The gases produced in the roasting process pass through a scrubbing system to control emissions. The roasted ore goes to a quench tank to cool and then to a thickener to increase the density of slurry before entering the CIL tanks. Sodium cyanide is then used to dissolve the gold from the ore slurry and the gold is absorbed onto activated carbon.

     Gold from both CIL circuits is removed from the carbon using a carbon stripping process which involves the use of hydrochloric acid, sodium hydroxide and sodium cyanide. Gold metal is recovered from the stripping solution using the Merrill-Crowe process, which utilizes zinc powder to precipitate the gold. The gold precipitate is reacted with nitric acid to remove the excess zinc, retorted to collect the minor quantity of contained mercury in the precipitate, melted, and then cast into dore bars which are ultimately sold to outside refineries for further processing into gold products.

     Tailings from the milling process are deposited in a clay-lined impoundment pond.

     RECENT OPERATIONS

     In 1997, Meridian's 30 percent share of gold production was 96,000 ounces, three percent higher than in 1996, due primarily to the increased grade of ore from the underground mines processed through the dry mill.

     The wet mill was shut down in February 1997. Mining activities in 1997 were focused at the Murray and West Generator underground mines (the West Generator mine was closed in July 1997) and at the DASH and Burns Basin open pit mines.

     Cash costs of production in 1997 decreased 30 percent over the prior year to $209 per ounce, mainly as a result of the increase in the grade of ore processed.

     As of December 31, 1997, Meridian's share of reserves was approximately 1.9 million tonnes of ore containing 470,000 ounces, versus 2.5 million tonnes of ore containing 571,000 ounces as of December 31, 1996. Approximately 70 percent of the current reserve is contained in the Murray (New Deep) and SSX underground orebodies.

EL PENON

     The El Penon property in Chile was the result of a grass-roots discovery made by Meridian geologists during the initial stages of opening a new exploration office in Chile in 1993.

     The El Penon property is located in an area of low, rolling hills in northern Chile, approximately 100 miles southeast of Antofagasta. Access is by a 25 mile long gravel road that connects the property with the Pan-American Highway. The property is comprised of approximately 230 square miles of contiguous mineral concessions situated in the Atacama Desert at an elevation of 5,900 feet. The El Penon project is situated on concessions either owned by the Company outright or leased from a private Chilean company, Sociedad Minera Soledad and an individual who is its main shareholder. In each case, to protect its interest, the Company has filed two layers of concessions overlying the base ownership concession. The Company has entered into option contracts to purchase the concessions owned by the private Chilean company. In addition, the Company has granted a net smelter return to the private Chilean company on production from the leased property. The royalty is on a sliding scale, depending on the price of gold, ranging from 1% to 3%. No royalty is payable on land claimed by the Company, where approximately 75% of the mineralization currently known is located.

     Initial exploration, including geochemical and geophysical surveys, geologic mapping, trenching and drilling, identified 13 target areas exhibiting gold mineralization or geophysical anomalies. In six areas, known as Quebrada Orito, Cerro Amatista, Cerro Martillo, Discovery Wash, El Valle and Tres Tontos, significant intercepts of gold were encountered in drilling. The Company defines a significant intercept to be one where gold mineralization of 0.20 ounces of gold per tonne over a continuous intercept of at least 13 feet (4 meters) is encountered.

     The resource at El Penon is part of a volcanic-hosted epithermal deposit containing gold and substantial silver with virtually no base metals or contaminants. The gold and silver occur in quartz vein zones and hydrothermal breccias in several major deposits that extend along strike for at least 17,000 feet (3.25 miles). In all of the zones, the mineralization varies from approximately 13 to 100 feet wide and extends to a depth of at least 800 feet.

     PRELIMINARY FEASIBILITY RESULTS

     Kvaerner Metals is preparing a feasibility study on the El Penon property, and while the final feasibility study has not been completed, pending Engineering, Procurement and Construction Management bids on the mill from several engineering companies, the status of the study to date is positive. The mine plan calls for mining and milling at 2,000 tonnes per day, with proven and probable mineable reserves of 894,000 ounces of gold and 14,402,000 ounces of silver. The mine plan also assumes the development of additional mineralized material containing 249,000 ounces of gold and 3,489,000 ounces of silver contiguous to the proven and probable reserves. The mine plan contemplates production that would average approximately 130,000 ounces of gold and 1,900,000 ounces of silver per year, with average cash costs after co-product silver credits (using a $6/oz silver price) of $160 per ounce of gold over the life of the mine.

     Based on favorable metallurgical testing of the ore, Kvaerner Metals has recommended a standard processing circuit: a jaw crusher, two-stage grinding with a SAG mill and a ball mill, a gravity circuit, cyanide leach, Merrill Crowe zinc precipitation, and a refinery. The preliminary feasibility work indicates recoveries of 95% of the gold and 87% of the silver. Mill operating costs are projected to be $12 per tonne of ore.

     The mine plan indicates 85% of the reserves being mined by underground methods from two declines: the first at Quebrada Orito producing at about 600 tonnes per day; and the second at the Orito Sur zone (which comprises the southern portion of the Quebrada Orito deposit) producing at about 800 tonnes per day. An overhand cut-and-fill method has been used for the mine plan, with budgetary contract mining quotes of about $33 per tonne mined.

     The open pits at Quebrada Orito and Cerro Martillo would feed the mill at a projected rate of approximately 600 tonnes per day. The Quebrada Orito pits are projected to have an average strip ratio of 9.4:1 with an average grade of 4.7 grams/tonne gold and 64.3 grams/tonne silver. Cerro Martillo is projected to have an average strip ratio of 9.2:1 with an average grade of 2.5 grams/tonne gold and 81.4 grams/tonne silver. Budgetary quotes for open pit contract mining are about $1.38 per tonne mined.

     Bid packages have been sent to several worldwide engineering firms for the construction of the plant, and bids will be reviewed during the second quarter of 1998. If a decision is made to proceed, construction would begin in the second half of 1998, targeting commercial production before the end of 1999.


     Surface Work

     Surface drilling started at El Penon in February 1997 and continued until mid-December 1997. 356 holes were drilled during 1997, including 48 core holes in the known resource areas. The emphasis was on reserve definition or development drilling. There were as many as seven drill rigs active on the property at one time, and more than $12 million was spent on surface drilling.

     Early in the year, 51 condemnation holes were drilled to confirm that areas tentatively planned for future mine dumps and facilities were not located above potential mineralization. This work was completed in March 1997 and was followed by extensive development drilling at the known resource areas.

     Previous resource estimates included gold and silver resources at Quebrada Orito, Orito Sur, Orito Norte, Cerro Martillo, and Discovery Wash. The Quebrada Orito deposit was the focus of the surface and underground exploration work for most of the year, but 1997 drilling confirmed that the first three resource areas are connected, and are part of the same deposit localized by the same mineralized fault zone. This entire deposit is now referred to as Quebrada Orito.

     Surface drilling at Quebrada Orito included 38 core holes and 148 reverse circulation holes. Most of this work was completed on the southern end of the deposit where the orebody is covered by gravel and unmineralized rocks. Nearly all of the drill holes confirmed the previously estimated resource and served to decrease the drill hole spacing for reserve calculation. Individual assays ranged up to more than 400 grams/tonne gold, and the structure continues to the south where the mineralization remains open at depth for much of the strike length.

     Cerro Martillo also received significant surface drilling with ten core and 46 reverse circulation holes. Reserve definition was the primary purpose, as at Quebrada Orito, and additional samples for metallurgical testing were also obtained. A significant amount of mineralization at Cerro Martillo remains in a possible reserve category, so additional drilling will be needed.

     Other mineralized material at El Penon totals 3.6 million tonnes grading
8.3 grams per tonne gold and 146 grams per tonne silver, for 964,000 ounces of gold and 16,903,000 ounces of silver. These figures include the 249,000 ounces of gold and 3,489,000 ounces of silver contiguous to the proven and probable reserves, discussed above.

     EXPLORATION

     Because of the emphasis on reserve definition for the feasibility study, there were only 63 true exploration holes drilled on the El Penon property. However, this limited work was successful in defining a new target area called Doncella, where a new zone of significant mineralization was discovered.

     The mineralization occurs along a large geophysical anomaly starting at depths of 125 meters. Though the drilling is to this point limited, several holes have confirmed a zone of ore grade mineralization up to 12 meters wide containing 5.2 grams/tonne gold and 125 grams/tonne silver over a strike length of at least 60 meters. The core of the zone is higher grade, with up to 6 meters true width of 8 grams/tonne gold and 264 grams/tonne silver. The Doncella zone remains open in both directions along strike and at depth.

     In 1998, the Company intends to test the full potential of Doncella, along with additional areas north of Discovery Wash and between Doncella and Cerro Martillo where ore-grade intercepts over mineable widths have been encountered. Geophysical programs will also continue on the El Penon property, along with drill testing of new anomalies and targets.

     UNDERGROUND WORK

     The decline into the Quebrada Orito deposit that was initiated late in 1996 was completed in July 1997. The work consisted of a 750 meter long, 4.25 x 4.75 meter decline, six cross-cuts totaling 341 meters, 55 meters of drifts in ore, and 44 underground diamond core holes. The underground program confirmed the continuity and tenor of the mineralization in Quebrada Orito, and additional samples were obtained for metallurgical and geotechnical data. All of the data from the underground program was incorporated into the preliminary feasibility study, and the decline would also provide a production-scale access to a high-grade portion of the deposit if mining begins.

     PERMITTING

     All permitting to enable development of a possible mining project has been initiated with the proper Chilean authorities. This process is proceeding on schedule.

ROSSI

     The Rossi property is geographically situated between the Antelope and Boulder Creek drainages in the low rolling hills of the Sheep Creek Range, 26 miles northwest of Carlin, Nevada. Access to the property is by all-season gravel roads either through Boulder Valley or the Newmont Gold Company/Barrick Gold Corporation owned mining areas. The property is approximately 3.5 and 5 miles northwest of the Meikle (Barrick Gold Corporation) and Post/Betze (Barrick Gold Corporation/Newmont Gold Company) deposits respectively, and immediately adjacent to the recently operating Dee gold mine (Rayrock Yellowknife Resources, Inc.). The land position encompasses 10.7 square miles of unpatented mining claims as well as patented mining claims on U.S. federally owned ground. The Company has rights to 100% of the precious metal bearing ores on the Rossi property.

     Gold mineralization on the Rossi property is primarily hosted in the Devonian Popovich Formation (Lower Rodeo Creek equivalent), which is also the host at Meikle, Post/Betze, Gold Quarry, Deep Star, Dee and Bootstrap deposits. The formation consists of limestone and limey mudstone with horizons of fossil hash with are especially susceptible to mineralization. The Lower Popovich and Upper Bootstrap commonly displays decalcification, dissolution and collapse brecciation features in the mineralized areas. Mineralization and alteration consist of intense silification, quartz veining, argillization and decalcification. Gold is genetically related to arsenian pyrite which rims older non-mineralized pyrite and is accompanied by anomalous silver, antimony and mercury. The spatial distribution of gold is controlled by a complex relationship between the intersection of northwest oriented Carlin Trend with other north-south and northeast structures and the presence of permissive Popovich host rocks. As is commonly the case in most of the deposits in the northern portion of the Carlin Trend, the presence of intrusive filled structures are also important keys to mineralization at Rossi. The orientation of the structures suggests the influence of a wrench fault system; however, the complete structural picture is undoubtedly much more complex.

     The most promising area drilled to date referred to as the "STORM Resource Area," is located in the southern portion of the Company's claim block.

     At the STORM Resource Area, additional deep holes extended the known high-grade mineralization 600 feet along strike to the northwest. The mineralization occurs at depths starting at 215 meters. A drilling campaign totaling 20 holes and 11,174 meters was completed at Rossi in 1997. The drilling was concentrated in the STORM Resource Area, on Dunphy Road, and at a new target to the southwest of the STORM Resource Area. In the third quarter of 1997 the company published our first release of mineralized material for the property totaling 2.8 million tonnes averaging 12.7 grams per tonne gold for 1.1 million ounces of gold.

     The drilling program for 1997 produced disappointing results for the Dunphy Road target, which covers the northern extensions of the mineralized Bootstrap and Post-Betze faults onto the Rossi property. However, a new zone of significant mineralization was encountered southwest of the STORM Resource Area in three drill holes. The best of the holes encountered 68 meters of 2.5 grams/tonne gold starting at 368 meters depth. This hole did not intersect the structural intersection targeted, so additional drilling will be necessary to further evaluate the potential of the zone.

Item 3.  Legal Proceedings.
         -----------------

     In October 1994, the Sierra Club Legal Defense Fund, Inc. ("Sierra"), on behalf of certain other organizations, filed a lawsuit in Federal District Court for the Western District of Washington at Seattle against the National Marine Fisheries Service ("NMFS") and other federal agencies for violation of the Endangered Species Act (the "Act"), alleging the NMFS' biological opinion failed to satisfy the requirements of the Act. Sierra, the federal agencies and the Company, as intervener, each filed a motion for summary judgment. In November 1995, the Court ordered the federal agencies to reinitiate consultation under
Section 7 of the Act on the potential environmental impacts of the Beartrack mine project on threatened salmon or the designated critical habitat for salmon. The plaintiffs did not seek, and the Court did not impose, any injunction or other restriction on the operation of the Beartrack mine pending completion of such consultation. On November 17, 1995, the court closed the case but retained jurisdiction to resolve any disputes that may arise concerning the reinitiated consultation schedule or to resolve issues once the renewed consultation is completed.

     On January 31, 1997 the Forest Service formally reinitiated consultation by submitting a revised biological assessment to NMFS. Under Section 7(d) of the Act, the Forest Service may require Meridian to cease an activity associated with mine operations if that activity could preclude the development of reasonable and prudent alternatives to the project pending the completion of the reinitiated consultation. On July 3, 1996, the Forest Service completed its
Section 7(d) determination for the Beartrack mine operations, and determined that, for the following 12 months, all ongoing and planned significant activities at the mine could continue pending the reinitiated consultation, with exception of: (1) proposed reconstruction of the leach pad Run of the Mine Road, and (2) proposed use of the soil stockpile area associated with development of Phase III of the heap leach pad. The Forest Service recognized that these latter two activities may be authorized upon further review by the Forest Service prior to completion of the reinitiated consultation. The Forest Service renewed its Section 7(d) determination in July 1997 to run through February 1998. On March 2, 1998, the Forest Service renewed its Section 7(d) determination to run through June 1998. On February 18, 1998, NMFS provided a draft biological opinion to the Forest Service and other federal agencies for review and comment. On March 2, 1998, the Forest Service requested of NMFS that the comment period be extended to May 19, 1998. On April 7, 1998, NMFS granted the requested extension of the comment period, and indicated that the biological opinion would be finalized by the end of June 1998. The reinitiated consultation is still ongoing as of the date of this report.

     Under the relevant statutory and regulatory authorities, the results of a consultation can range from no impact on the activities under review on the one hand to modest to significant impacts on the other. In an extreme situation, a consultation could result in the cessation of activities altogether, a potential result the Company believes to be remote in the case of the Beartrack mine, which has been in operation and production since mid-1995. The Company believes that the ongoing operation of the Beartrack mine can continue in a manner that will avoid jeopardizing listed salmon or steelhead or adversely modify or destroy designated critical habitat for listed salmon, and that upon completion of consultation, the mine will be permitted to continue operation.

     The Company sought and obtained from the U.S. Army Corps of Engineers (the "Corps") a permit authorizing dredging and filling of wetlands in connection with construction of the Beartrack mine under Section 404 of the Clean Water Act. That permit was set to expire on October 11, 1994. On June 16, 1994, the Company sought an extension of the permit under applicable regulations. Under those regulations, the filing of a request for extension operates to extend the permit until the agency acts upon the request for extension. As of the date of this report, the Corps has not taken action upon the Company's request.

     The Company sought and obtained from the U.S. Environmental Protection Agency ("EPA") a permit authorizing the discharge of water from the Beartrack Mine under Section 402 of the Clean Water Act. That permit was set to expire on October 30, 1996. On April 29, 1996, the Company sought an extension of the permit on the applicable regulations. Under those regulations, the filing of a request for extension operates to extend the permit until the agency acts upon the final request for extension. As of the date of this report, the EPA has not taken action upon the Company's request.

     The Company has certain other contingent liabilities resulting from litigation, claims and commitments incident to the ordinary course of business. Management believes that the probable resolution of such contingencies will not materially affect the financial position or results of operations of the Company.

Item 4.  Control of Registrant.
         ---------------------

     To the knowledge of the Company, Meridian is not directly or indirectly owned or controlled by another corporation or by any foreign government, and the Company is not aware of any arrangements which may at a subsequent date result in a change in control of the Company. To the knowledge of the Company, as of December 31, 1997, there are two shareholders of record that each hold 10% or more of the outstanding Common Shares. The following table depicts the shareholders and percent interest in the outstanding Common Shares:

--------------------------------------------------------------------------------
           Shareholder of Record                Number of Shares     Percent of
                                                      Held          Outstanding
                                                                   Common Shares
--------------------------------------------------------------------------------
Royal Trust Investment Management Holdings Inc.    11,029,900          14.99%
--------------------------------------------------------------------------------
FMR Corp (Fidelity Management & Research Corp)      8,349,400          11.34%
--------------------------------------------------------------------------------

     As of December 31, 1997, the director and executive officers of the Company, as a group (10 persons) beneficially owned, directly or indirectly, 26,700 Common Shares, representing less than 1% of the total number of outstanding Common Shares of the Company.

Item 5.  Nature of Trading Market.
         ------------------------

     The Common Shares of the Company have been listed and posted for trading on the Toronto Stock Exchange (the "TSE") since July 31, 1996 (TSE Symbol: MNG) and on the New York Stock Exchange (the "NYSE") since July 31, 1996 (NYSE symbol: MDG). The Company's predecessor, FMC Gold, was also traded on the NYSE. The following tables set forth the high and low closing sales prices as well as average daily volume for the Common Shares on the TSE (in Canadian dollars) and on the NYSE (in U.S. dollars) during the periods indicated:

                                      TSE
                             (In Canadian Dollars)

------------------------------------------------------------------
                        High            Low          Average Daily
                                                        Volume
------------------------------------------------------------------
1997
------------------------------------------------------------------
 First Quarter          7.00            5.00             37,074
------------------------------------------------------------------
 Second Quarter         7.70            6.05             10,428
------------------------------------------------------------------
 Third Quarter          6.95            5.05            160,265
------------------------------------------------------------------
 Fourth Quarter         6.80            2.75            161,324
------------------------------------------------------------------


                                     NYSE
                               (In U.S. Dollars)


------------------------------------------------------------------
                        High            Low          Average Daily
                                                        Volume
------------------------------------------------------------------
1997
------------------------------------------------------------------
 First Quarter          5 1/4           3 3/4           30,938
------------------------------------------------------------------
 Second Quarter         5 1/2           4 3/8           32,739
------------------------------------------------------------------
 Third Quarter              5           3 7/8           14,903
------------------------------------------------------------------
 Fourth Quarter         4 15/16         1 15/16         49,814
------------------------------------------------------------------

     As of March 31, 1998, there were 73,601,495 Common Shares of Meridian issued and outstanding. Based on the records of Meridian's registrar and transfer agent, The Trust Company of Bank of Montreal, as of December 31, 1997, there were 430 registered holders of Meridian's Common Shares resident in the United States, holding 24,171,772 Common Shares. This number represents approximately 33% of the total issued and outstanding Common Shares of Meridian on such date.

Item 6.  Exchange Controls and Other Limitations Affecting Security Holders
         ------------------------------------------------------------------

CAPITAL

     There are no governmental laws, decrees or regulations in Canada, other than withholding taxes, restricting the remittance of interest, dividends or other payments to non-resident holders of shares of the Company. See information under "Item 7. Taxation" for a discussion of the Canadian withholding tax applicable to such payments.

CHANGE OF CONTROL

     The acquisition of control of the Company, a Canadian business, by non-Canadians may be subject to the provisions of the Investment Canada Act (Canada).

     Under the Investment Canada Act (Canada), the acquisition by a non-Canadian of control of a Canadian business which exceeds certain size thresholds is reviewable and subject to approval by the Minister of the Industry (the "Minister"). Such approval is to be granted where the Minister is satisfied that the acquisition is likely to be of net benefit to Canada. The Investment Canada Act (Canada) contains certain rules for determining whether a corporation or other entity or individual is a Canadian or a non-Canadian. In addition, the applicable transaction size thresholds are significantly higher if the acquiror is a "WTO investor," which is defined in the Investment Canada Act (Canada) to mean an entity controlled by nationals of, or individuals who are nationals of, World Trade Organization member states.

     The Investment Canada Act (Canada) sets out a number of rules and presumptions relating to when control is or is not acquired:

     (a) The acquisition of less than one-third of the outstanding voting shares of the Company would be deemed not to constitute the acquisition of control of the Company;

     (b) The acquisition of more than one-third, but less than a majority, of the voting shares of the Company would be presumed (subject to rebuttal) to constitute the acquisition of control of the Company.
          The presumption may be rebutted by showing that control in fact of the Company is not, or would not be, exercised as a result of such acquisition of voting shares;

     (c) The acquisition of a majority of the voting interests of the Company would be deemed to constitute an acquisition of control of the Company; and

     (d) The acquisition of all or substantially all of the assets of the Company would be deemed to constitute an acquisition of control of the Company.

     Where an investment is reviewable, the non-Canadian making the investment must file an application in the prescribed form with Industry Canada. Except in limited circumstances, the Investment Canada Act (Canada) prohibits reviewable direct investments from being implemented prior to approval being obtained pursuant to the statutorily prescribed review procedure.

     The Investment Canada Act (Canada) also provides that if an acquisition is made in contravention of it, a court may make an order providing for certain civil penalties, including requiring the non-Canadian acquiror to divest the shares of the Company. The Investment Canada Act (Canada) also contains certain criminal penalties in respect of the provision of false information.

Item 7.  Taxation.
         --------

CERTAIN TAX MATTERS

    The following paragraphs summarize certain Canadian and United States federal income tax considerations in connection with the receipt of dividends paid on Common Shares of the Company and certain Canadian federal income tax considerations in connection with a disposition of Common Shares by non-residents of Canada. These tax considerations are stated in brief and general terms and are based on Canadian and United States law currently in effect. There are other potentially significant Canadian and United States federal income tax considerations, including proposals to amend some of the rules summarized herein, and state, provincial or local income tax consideration with respect to ownership and disposition of the Common Shares which are not discussed herein. The tax considerations relative to ownership and disposition of the Common Shares may vary from taxpayer to taxpayer depending on the taxpayer's particular status. Accordingly, prospective purchasers should consult with their tax advisors regarding tax considerations which may apply to their particular situation.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSEQUENCES

     The Company believes that the following is a summary of the principal Canadian federal income tax considerations generally applicable to holders of Common Shares who, for purposes of the Income Tax Act (Canada) (the "Canadian Tax Act"): (i) will hold Common Shares as capital property; (ii) deal at arm's length with the Company; (iii) do not and will not have a fixed base or permanent establishment in Canada; (iv) are not and will not be resident or deemed to be resident in Canada at any time while they hold Common Shares; (v) do not use or hold, and are not deemed to use or hold Common Shares in connection with carrying on a business in Canada; and (vi) in the case of a non-resident of Canada who carries on an insurance business in Canada and elsewhere, the Common Shares are not "designated insurance property" pursuant to the amendments to the Canadian Tax Act and Regulations publicly announced by the Minister of Finance prior to the date hereof (the "Proposed Amendments") and are not effectively connected with an insurance business carried on in Canada at any time (a "non-resident holder"). This summary does not apply to a non-resident holder with respect to whom the Company is a foreign affiliate within the meaning of the Canadian Tax Act.

     Certain recent amendments to the Canadian Tax Act (the "mark-to-market rules") relating to financial institutions (including certain financial institutions, registered securities dealers and corporations controlled by one or more of the foregoing) will deem such financial institutions not to hold their Common Shares as capital property for purposes of the Canadian Tax Act. Shareholders that are financial institutions should consult their own tax advisors to determine the tax consequences to them of the application of the mark-to-market rules.

     This summary is based on the current provisions of the Canadian Tax Act, the Regulations thereunder, the current provisions of the Canada-United States Income Tax Convention, 1980 (the "Tax Treaty"), and the current published administrative practices of Revenue Canada, Customs, Excise and Taxation ("Revenue Canada"). This summary takes into account the Proposed Amendments and assumes that all the Proposed Amendments will be enacted in their present form. However, no assurances can be given that the Proposed Amendments will be enacted in the form proposed, or at all.

     Except for the foregoing, this summary does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations described herein.

     This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal, business or tax advice to any particular holder of Common Shares.

     DIVIDENDS

     Dividends paid or credited to a non-resident holder on the Common Shares will be subject to a non-resident withholding tax under the Canadian Tax Act at the rate of 25%, although such rate may be reduced under the provisions of an applicable income tax treaty. For example, under the Tax Treaty, the rate is generally reduced to 15% in respect of dividends paid to a person who is the beneficial owner and who is resident in the United States for purposes of the Tax Treaty (and who owns less than 10% of the Company's voting stock). Under the Tax Treaty, dividends paid to certain religious, scientific, charitable and other tax exempt organizations and certain pension organizations that are resident in, and exempt from tax in, the United States are exempt from Canadian withholding tax. Provided that certain administrative procedures are observed by the holder, the Company will not be required to withhold tax on dividend payments to such organizations.


     DISPOSITION OF COMPANY COMMON SHARES

     A non-resident holder will not be subject to tax under the Canadian Tax Act on any capital gain realized on a disposition or deemed disposition of Common Shares provided such shares are not "taxable Canadian property" to such holder at the time of disposition. Generally, the Common Shares will not be taxable Canadian property to a non-resident holder described above, provided that such shares are listed on a prescribed stock exchange (which currently includes the TSE and the NYSE), and the holder, persons with whom such holder does not deal at arm's length, or the holder and such persons, has not owned (or had under option) 25% or more of the issued shares of any class or series of the capital stock of the Company at any time within five years preceding the date in question.

     Even if the Common Shares are taxable Canadian property to a non-resident holder, the Tax Treaty will generally exempt such a holder who is resident in the United States for purposes of the Tax Treaty from tax in respect of the disposition provided the value of the Common Shares is not derived principally from real property situated in Canada. The Company is of the view that the value of the Common Shares is not currently derived principally from real property situated in Canada.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     The Company believes that the following general summary accurately describes all material United States Federal income tax consequences under current law which are generally applicable to a U.S. Holder (as defined below) of Common Shares. This discussion does not address all potentially relevant United States Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of United States Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See "Certain Canadian Federal Income Tax Consequences" above).

     The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation. The following discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of Common Shares and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holders is made. Accordingly, holders and prospective holders of Common Shares should consult their own tax advisors about the Federal, state, local, and foreign tax consequences of purchasing, owning and disposing of Common Shares, Purchase Warrants and Common Shares issuable upon exercise of the Purchase Warrants.

     U.S. HOLDERS

     As used herein, a "U.S. Holder" includes a holder of Common Shares who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity which is taxable as a corporation for U.S. tax purposes and which is organized under the laws of the United

States or any political subdivision thereof, and any other person or entity whose ownership of Common Shares is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of United States Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals or foreign corporations whose ownership of Common Shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation. This discussion is limited to U.S. Holders who hold their Common Shares as capital assets.

     DISTRIBUTIONS ON COMMON SHARES

     U.S. Holders receiving dividend distributions (including constructive dividends) with respect to Common Shares are required to include in their gross income for United States Federal income tax purposes, the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States Federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States Federal taxable income by those who itemize deductions. (See more detailed discussion under the heading "Foreign Tax Credit" below). To the extent that such distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a tax free return of capital up to the U.S. Holder's adjusted basis in the Common Shares and thereafter as gain from the sale or exchange of the Common Shares. Preferential tax rates for net capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation or is an entity taxable as a corporation.

     Dividends paid on the Common Shares will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations or foreign corporations doing business in the United States.

     FOREIGN TAX CREDIT

     A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of Common Shares may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from amounts paid to) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or her worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of Common Shares should consult their own tax advisors regarding their individual circumstances.

     DISPOSITION OF COMMON SHARES

     A U.S. Holder will recognize a gain or loss upon the sale of Common Shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) and shareholder's tax basis in the Common Shares. This gain or loss will be a capital gain or loss if the Common Shares are a capital asset in the hands of the U.S. Holder, and will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

     CURRENCY EXCHANGE GAINS OR LOSSES

     U.S. Holders generally are required to calculate their taxable incomes in United States dollars. Accordingly, a U.S. Holder who purchases Common Shares with Canadian dollars will be required to determine the tax basis of such shares in United States dollars based on the exchange rate prevailing on the settlement date of the purchase (and may be required to recognize the unrealized gain or loss, if any, in the Canadian currency surrendered in the purchase transaction). Similarly, a U.S. Holder receiving dividends or sales proceeds from Common Shares in Canadian dollars will be required to compute the dividend income or the amount realized on the sale, as the case may be, in United States dollars based on the exchange rate prevailing at the time of receipt, in the case of dividends, and on the settlement date, in the case of sales, on an established securities exchange. Any gain or loss recognized on a disposition of Canadian currency in connection with the described transactions generally will be treated as an ordinary gain or loss.

     OTHER CONSIDERATIONS

     In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of Common Shares:

     FOREIGN PERSONAL HOLDING COMPANY

     If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company's outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and 60% or more of the Company's gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), the Company would be treated as a "foreign personal holding company." In that event, U.S. Holders that hold Common Shares would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

     FOREIGN INVESTMENT COMPANY

     If 50% or more of the combined voting power or total value of the Company's outstanding shares are held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)) and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging Common Shares to be treated as ordinary income rather than a capital gain. These rules should not apply because the Company's activities do not consist primarily of investing, reinvesting or trading in securities or commodities.

     PASSIVE FOREIGN INVESTMENT COMPANY

     As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company ("PFIC"), as defined in
Section 1296 of the Code, depending upon the percentage of the Company's income which is passive, or the percentage of the Company's assets which is producing passive income. U.S. Holders who receive certain dividends on, or who dispose of, shares of a PFIC are subject to an additional tax and to an interest charge based on the value of deferral of tax on undistributed earnings of the PFIC for the period during which the shares of the PFIC are owned, in addition to treatment of any gain realized on the disposition of shares of the PFIC as ordinary income rather than a capital gain. However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund ("QEF") with respect to such shareholder's interest therein, the above-described rules generally will not apply. Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC's ordinary earnings and net capital gain regardless of whether such income or gain was actually distributed. A U.S. Holder of a QEF can, however, elect to defer the payment of United States Federal income tax on such income inclusions. Special rules apply to U.S. Holders who own their interests in a PFIC through intermediate entities or persons. Once a foreign corporation is classified as a PFIC, it is generally always classified as a PFIC, even if subsequent events would otherwise change the corporation's status as a PFIC.

     In determining whether a foreign corporation has the requisite proportion of passive income or assets, a look-through rule is applied to the foreign corporation's 25% or more owned subsidiaries (both direct and indirect), under which a proportionate share of the assets of such subsidiaries are treated as owned by the foreign parent corporation. Under this look through rule, the Company would be treated as owning all of the assets of its direct and indirect subsidiaries. Where the Company is treated as owning all of the assets of its direct and indirect subsidiaries, it is unlikely that the Company would be treated as a PFIC.

     The Company believes that it has not been a PFIC for its fiscal years ended December 31, 1997 and 1996. The Company's determination in this respect has been made after a review of the PFIC regulations and the application of those rules to its own past and present circumstances. If in a subsequent year the Company concludes that it is a PFIC, it intends to make information available to enable a U.S. Holder to make a QEF election in that year. Although it is considered unlikely, there can be no assurance that the Company's determination concerning its PFIC status will not be challenged by the IRS, or that it will be able to satisfy record keeping requirements which will be imposed on QEF's.

     However, the PFIC rules are exceedingly complex, and each U.S. Holder is encouraged and expected to consult his or her own tax advisor regarding the effect of the Company's potential PFIC status on the U.S. Holder.

     CONTROLLED FOREIGN CORPORATION

     If more than 50% of the voting power of all classes of stock or the total value of the stock of the Company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations, or estates or trusts other than foreign estates or trusts, each of whom owns 10% or more of the total combined voting power of all classes of stock of the Company ("United States shareholder"), the Company could be treated as a "controlled foreign corporation" under Subpart F of the Code. This classification would effect many complex results including the required inclusion by such United States shareholders in income of their pro rata shares of "Subpart F income" (as specially defined by the Code) of the Company. In addition, under Section 1248 of the Code, any gain from the sale or exchange of stock by a U.S. Holder of Common Shares who is or was a United States shareholder at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Company attributable to the stock sold or exchanged. Because of the complexity of these rules, and because it is not clear that these rules would apply to the U.S. Holders of Common Shares (these rules apply only to owners of 10% of the Company's shares), a more detailed review of these rules is outside of the scope of this discussion.

     The foregoing summary is a general discussion of the United States Federal income tax considerations to U.S. Holders of Common Shares under current law.
It does not discuss all the tax consequences that may be relevant to particular holders in light of their circumstances or to holders subject to special rules, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals or foreign corporations whose ownership of Common Shares is not effectively connected with the conduct of a trade or business in the United States, shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation, and any other non-U.S. Holders. In addition, U.S. Holders may be subject to state, local or foreign tax consequences. This discussion is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of Common Shares and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made. Holders and prospective holders should therefore consult their own tax advisors with respect to their particular circumstances. This discussion is limited to U.S. Holders who hold their Common Shares as capital assets.

Item 8.  Selected Financial Data.
         -----------------------

     The following selected financial data, for the years 1993 through 1997, have been derived from the Company's (and its predecessor, FMC Gold's) consolidated financial statements, including the consolidated balance sheets at December 31, 1997 and 1996 and the related consolidated statements of operations, statements of cash flows, and statements of changes in stockholder's equity for each of the three years ended December 31, 1997, and the notes thereto, appearing elsewhere herein.

                                                                                Year Ended December 31,
                                                                  -------------------------------------------------
                                                                      1997      1996      1995      1994      1993
                                                                    --------  --------  --------  --------  --------
                                                                         (in millions, except per share data)
Summary of Earnings
Sales                                                               $  68.7   $  76.2   $  57.4   $  63.4   $ 118.9
Costs and expenses
  Cost of sales                                                        55.0      56.2      30.1      38.8      78.6

                                                                                Year Ended December 31,
                                                                  -------------------------------------------------
                                                                      1997      1996      1995      1994      1993
                                                                    --------  --------  --------  --------  --------
                                                                         (in millions, except per share data)

  Depreciation, depletion, and amortization                            23.3      21.0      21.2      15.3      18.5
  Exploration costs                                                    31.1      13.4      10.8      10.9      14.2
  Selling, general and administrative expenses                          6.2       6.4       5.1       6.5       6.9
  Provision for impairment of mining properties                        26.2         -         -         -      60.6
-------------------------------------------------------------------------------------------------------------------
Total costs and expenses                                              141.8      97.0      67.2      71.5     178.8
-------------------------------------------------------------------------------------------------------------------
Operating income (loss)                                               (73.1)    (20.8)     (9.8)     (8.1)    (59.9)
Interest income                                                         3.7       4.9       5.9       8.7       8.3
Gain on sale of assets                                                  0.2         -       1.7         -         -
-------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                                     (69.2)    (15.9)     (2.2)      0.6     (51.6)
Provision (benefit) for income taxes                                      -         -      (4.5)     (2.1)      2.2

Net income (loss)                                                   $ (69.2)  $ (15.9)  $   2.3   $   2.7   $ (53.8)
-------------------------------------------------------------------------------------------------------------------
Earnings (loss) per common share                                    $ (0.94)  $ (0.22)  $  0.03   $  0.04   $ (0.73)
-------------------------------------------------------------------------------------------------------------------
Number of common shares used in earnings per share  computations
 (thousands)                                                         73,601    73,563    73,484    73,484    73,484
-------------------------------------------------------------------------------------------------------------------
Total Assets at December 31                                         $ 147.9   $ 214.6   $ 225.2   $ 235.1   $ 238.6
-------------------------------------------------------------------------------------------------------------------
Total Dividends                                                     $     -   $   1.5   $   3.7   $   3.7   $   3.7
-------------------------------------------------------------------------------------------------------------------

See "Item 1. Description of Business" for additional information about the Company's 1996 reorganization.

Item 9.   Management's Discussion and Analysis of Financial Condition and
          ---------------------------------------------------------------
Results of Operations.
---------------------

     Reference is made to the Consolidated Financial Statements of the Company which form part of this Annual Report and on which the following discussion is based. The Consolidated Financial Statements, furnished pursuant to Item 17, are presented in accordance with Canadian GAAP which, in the case of the Company, do not differ materially from U.S. GAAP. Differences between U.S. and Canadian GAAP do not have a material effect on the financial statements presented.

     The Consolidated Financial Statements include the operations of the Company, as well as Meridian Gold Canada, Inc., Meridian Gold Company, Meridian Rossi Corporation, Meridian Jerritt Canyon Corporation, Meridian Beartrack Company, Meridian Minerals Corporation, Meridian Gold (Delaware), Inc., Meridian Gold Holdings (Cayman) Limited, Meridian Subco I Limited, Meridian Subco II Limited, and Minera Meridian Limitada, the Company's direct and indirect subsidiaries.

     Included herein are certain forward-looking statements that involve various risks, uncertainties and other factors. See "Cautionary Statement" on page 5 of this Annual Report.

RESULTS OF OPERATIONS

     1997 COMPARED WITH 1996

     As a reflection of lower realized gold prices, sales for 1997 decreased to $68.7 million, from $76.2 million in 1996. Gold production was 203,000 ounces, versus 202,000 ounces in 1996, and the average realized price of gold was $334 per ounce, compared to $392 per ounce in 1996. Sales in 1997 include a gain of $0.9 million on put options covering 33,000 ounces.

     Cost of sales in 1997 was lower than in 1996, at $54.9 million versus $56.2 million, due largely to lower costs at Jerritt Canyon resulting from higher ore grades. Average cash costs declined to $215 per ounce of gold from $239 per ounce in 1996, as a result of lower operating costs and increased ore grades at Jerritt Canyon. Beartrack cash costs increased to $202 per ounce from $190 per ounce due to slightly lower recoveries and the heap leach pad expansion. At Jerritt Canyon, cash costs per ounce were driven lower by the higher grades, which more than offset lower throughput, to $209 per ounce, versus $297 per ounce in 1996.

     Exploration spending of $31.1 million in 1997 was significantly higher than the $13.4 million spent in 1996, owing to the significant amount of preliminary development work that was completed at El Penon. The Company's policy is to expense the cost of this work immediately, until the property is deemed capable of commercial production. Exploration spending was also focused on defining a resource at Rossi, and on increasing reserves at the Beartrack and Jerritt Canyon operations. Selling, general and administrative expenses decreased to $6.2 million in 1997, from $6.4 million in 1996.

     In the third quarter of 1997, the Company recorded charges totaling $36.4 million relating to Jerritt Canyon and Beartrack due to the low gold price environment.

     Meridian's net loss for the year was $69.2 million, compared with a net loss of $15.9 million in 1996. The Company did not recognize a tax benefit in either 1996 or 1997.


     1996 COMPARED WITH 1995

     Sales increased to $76.2 million in 1996 from $57.4 million in 1995, reflecting a full year's production from the Beartrack mine, which started production in July 1995, partly offset by a slight decrease in production from the Company's 30 percent interest in the Jerritt Canyon mine. Gold production of 202,000 ounces increased 34 percent from 1995 levels, reflecting a 60,000 ounce increase at the Beartrack mine during its first full year of production, offset in part by a 5,000 ounce reduction at Jerritt Canyon. The lower production at Jerritt Canyon was a result of processing the remaining low grade stockpiles through the wet mill.

     The average realized price of gold increased to $392 per ounce from $389 in 1995, reflecting higher market prices during the first half of 1996 and the benefit of hedging positions on Beartrack gold production.

     Cost of sales increased to $56.2 million in 1996 from $30.1 million in 1995 due to the full year of production at Beartrack, higher mining costs at Jerritt Canyon, and an additional charge of $5.6 million for a change in engineering estimates associated with the Royal Mountain King mine which was shut down in July 1994. Average cash costs of production increased to $239 per gold equivalent ounce from $221 per gold equivalent ounce in 1995. Beartrack cash costs increased to $190 per gold equivalent ounce from $166 in 1995 due to processing the expected lower grade ores from the North Pit. Jerritt Canyon cash costs per gold equivalent ounce of $297 were $47 per ounce higher than 1995 due to lower production and inclement weather in the first half of the year.

     Exploration spending of $13.4 million in 1996 increased from the $10.8 million investment made in 1995, reflecting the Company's commitment to bring advanced stage opportunities closer to a production decision. Spending continued to be focused in 1996 on the El Penon project in northern Chile and the Rossi project on the Carlin Trend in Nevada. Additional exploration spending was also committed to increasing reserves around the Beartrack and Jerritt Canyon operations. Selling, general and administrative expenses increased to $6.4 million in 1996 from $5.1 million in 1995, primarily due to a reserve of $2.0 million against a note receivable from Arimetco Inc. related to the November 1995 purchase of Paradise Peak. Arimetco Inc. filed for Chapter 11 bankruptcy in January 1997.

     Net loss was $15.9 million in 1996 compared with net income of $2.3 million in 1995. The Company did not recognize a tax benefit for 1996. The 1995 income resulted from $4.5 million of tax benefits associated with the utilization of net operating loss carrybacks which were made available through the previously existing tax sharing agreement with FMC Corporation.


LIQUIDITY AND CAPITAL RESOURCES

     Cash to meet the Company's operating needs, to finance capital expenditures and to fund exploration activities was provided from operations and from existing cash reserves. At December 31, 1997, cash and cash equivalents totaled $54.3 million, and primarily took the form of short-term Euro deposits which have varying maturities and are payable on demand.

     Capital expenditures increased to $19.0 million in 1997, from $13.9 million in 1996. 1997 expenditures related to Jerritt Canyon were $13.1 million, up from $9.0 million in 1996, as a result of increased mine development. At Beartrack, the heap leach pad expansion was completed in 1997, representing the major portion of Beartrack's $5.7 million capital expenditures in 1997, compared to expenditures of $4.7 million in 1996.

     Expected cash requirements for 1998 include approximately $10.4 million for planned capital expenditures, primarily directed toward further mine development at Jerritt Canyon. Exploration spending in 1998 is expected to be approximately $9.0 million. The Company expects to fund these cash requirements from cash flow from operations and existing cash reserves.

     Should the Company decide to develop any of the Company's exploration and development properties, significant capital will be required. The Company believes that these capital requirements could be funded by existing cash reserves and by borrowings from third parties.

     The company has and will continue to address all risk implications with regard to the Year 2000 issue relating to its business and operations. All operating systems will be shut down and tested during 1998 running a test Year 2000 environment. All critical customers and suppliers have been requested to verify, in writing, any implications resulting from Year 2000 before year-end 1998. It is the Company's opinion that there will be no material operating or financial impact to the Company due to the arrival of the new millennium.


Outlook

     Gold production is estimated to be approximately 200,000 ounces in 1998, based upon the continued operation of the Beartrack and Jerritt Canyon mines. Cash costs should increase slightly at Beartrack producing due to lower ore grades and should increase slightly at Jerritt Canyon due to increased use of higher cost underground ore. Exploration at both operations will continue in 1998, although at somewhat lower levels than before, and grassroots exploration at El Penon and elsewhere in South America is expected to increase.

Item 10.  Directors and Officers of Registrant.
          ------------------------------------

     The following table provides the names of the directors and executive officers of the Company as of December 31, 1997, the offices held by them, and their terms of office. Directors are elected for one year terms and until their successors have been duly elected, and officers serve at the pleasure of the Board of Directors.

                                                                                       DIRECTOR OR
NAME AND RESIDENCE                       Position with Company                         OFFICER SINCE
------------------                       ---------------------                         -------------
John A. Eckersley (1)                    Director                                           1996
West Vancouver, BC

Brian J. Kennedy                         Director, President and                            1996
Reno, Nevada                             Chief Executive Officer

David S. Robertson (2)                   Director, Chairman of the Board                    1996
North York, Ontario

Patrick J. Mars (1)                      Director                                           1997
Toronto, Ontario

Malcolm W. MacNaught (2)                 Director                                           1997
Duxburg, Massachusetts

John C. White (1) (2)                    Director                                           1996
Oakville, Ontario

Christopher D.S. Bates                   Vice-President,                                    1996
Vancouver, BC                            Business Development

Donald L. Beckwith                       Vice-President,                                    1996
Denver, Colorado                         Operations

Edward H. Colt                           Vice-President,                                    1996
Reno, Nevada                             Finance and
                                         Chief Financial Officer

Richard C. Lorson                        Vice-President,                                    1996
Reno, Nevada                             Exploration

Eden M. Oliver                           Corporate Secretary                                1997
Toronto, Ontario

-----------------------------------------------------------
(1)  Member of Audit Committee as of January 1, 1998
(2)  Member of Compensation Committee as of January 1, 1998

Item 11.  Compensation of Directors and Officers.
          --------------------------------------

     During the fiscal year ended December 31, 1997, the Company and its subsidiaries paid a total of $1,397,008 in cash compensation to its directors and executive officers (10 people). That amount does not take into account stock options granted to or exercised by such individuals and other non-cash compensation, as more fully described below.

     Pursuant to applicable Canadian securities legislation, the Company is required to disclose to shareholders compensation paid to its executive officers. The following reflects certain information regarding executive officer compensation that has been disclosed to shareholders of the Company under applicable Canadian law.

SUMMARY COMPENSATION TABLE

     The Company's Chief Executive Officer and each of the four most highly-compensated officers who were serving as executive officers on December 31, 1997 (the "Named Executive Officers"), each of whom was employed with the Company's predecessor prior to beginning service with the Company, were all appointed to their respective positions with the Company during or after July 1996. Accordingly, the following table and notes summarize the compensation of the Named Executive Officers for the fiscal years ended December 31, 1997 and 1996.



                                             ANNUAL COMPENSATION(1)      Long-Term
                                           -------------------------   COMPENSATION
NAME AND TITLE                             Salary    Bonus   Other(2)  OPTION GRANTS  All Other (1)
--------------                             -------  -------  --------  -------------  -------------
Brian J. Kennedy (3) (4)             1997  283,976  105,000    7,099         235,000             -
President and Chief Executive        1996  170,278  105,000    2,675         250,000       250,000
 Officer

Donald L. Beckwith (4)               1997  146,433   79,308    3,661          65,000             -
Vice-President, Operations           1996  128,394   48,769   22,342         113,300       105,000

Edward H. Colt (2) (5)               1997  127,083   81,333   51,510          55,000             -
Vice-President, Finance and Chief    1996   15,376    3,125        -         113,300        65,000
 Financial Officer

Christopher D.S. Bates               1997  153,750   57,302        -          50,000             -
Vice-President, Business             1996   75,000   25,875        -         105,000             -
 Development

Richard C. Lorson,                   1997  134,797   69,286    3,370          55,000             -
Vice President, Exploration          1996  108,215   30,012      500         113,300             -

------------------------------------


(1) All figures, other than numbers of options granted, are expressed in U.S. dollars, except for those relating to Mr. Bates, which are expressed in Canadian dollars. Mr. Bates joined the Company on July 1, 1996 and Mr. Colt joined the Company on November 18, 1996.
(2) Consists of matching payments to a 401(k) Thrift Plan established by a subsidiary of the Company. Excludes any perquisites and other benefits not greater than the lesser of Cdn. $50,000 or 10% of the Named Executive Officer's total annual salary and bonus. Relocation expenditures for Mr. Colt of $48,333 are also included in "Other".

(3) On July 31, 1996, Mr. Kennedy was issued 10,000 non-voting Preferred Shares, Series 1 of the Company, with a face amount of U.S. $100,000, which amount is included under "All Other" 1996 compensation.

(4) "All Other" 1996 compensation includes, in the case of Messrs. Kennedy and Beckwith, certain incentive payments made in 1996 by the former parent of FMC Gold Company, the Company's predecessor.

(5) "All Other" 1996 compensation for Mr. Colt consists of certain payments in connection with his hiring.

LONG-TERM INCENTIVE PLAN

     There were no awards or payouts to the Named Executive Officers during the fiscal year ended December 31, 1997 under any arrangements of the Company which would constitute a long-term incentive plan.

GRANTS OF OPTIONS

     The following table provides information concerning the grants of options under the Company's 1996 Stock Option Plan to the Named Executive Officers during the fiscal year ended December 31, 1997.

                              Options  % OF   EXERCISE     VALUE AT      EXPIRATION
                              -------  -----  ---------  -------------  -------------
Name                          GRANTED  TOTAL  PRICE(1)   GRANT DATE(2)      DATE
----                          -------  -----  ---------  -------------  -------------
Brian J. Kennedy              235,000   25.5      4.25           4.25   July 31, 2007
Donald L. Beckwith             65,000    7.0      4.25           4.25   July 31, 2007
Edward H. Colt                 55,000    6.0      4.25           4.25   July 31, 2007
Christopher D.S. Bates         50,000    5.4      6.05           6.05   July 31, 2007
Richard C. Lorson              55,000    6.0      4.25           4.25   July 31, 2007

--------------------------------------------
(1) Exercise prices are expressed in U.S. dollars, except for those relating to Mr. Bates, which are expressed in Canadian dollars. All exercise prices are the closing price of the Common Shares of the Company on either the TSE or NYSE on the trading day prior to the grant date.
(2) This figure is the closing price of the Common Shares of the Company on either the TSE or NYSE on the grant date.


OPTION EXERCISES AND YEAR-END OPTION VALUES

     The following table provides information concerning (i) options exercised by any Named Executive Officer during the fiscal year ended December 31, 1997; and (ii) the number and value at December 31, 1997 of unexercised options held by the Named Executive Officers. In the table, "exercisable" options are those for which the vesting period or conditions, if any, have been met, and "in-the-money" options are those where the exercise price was less than the market price of the Common Shares of the Company at December 31, 1997.


                                                                                      VALUE OF UNEXERCISED
                                OPTIONS EXERCISED         UNEXERCISED OPTIONS       IN-THE-MONEY OPTIONS(1)
                              ----------------------    ------------------------    ------------------------
                              Securities  AGGREGATE                      NOT                         NOT
                              ----------  ----------                     ---                         ---
NAME                           ACQUIRED    VALUE(1)     EXERCISABLE  EXERCISABLE    EXERCISABLE  EXERCISABLE
----                          ----------  ----------    -----------  -----------    -----------  -----------

Brian J. Kennedy                   4,000      3,000         105,800      485,000              -            -
Donald L. Beckwith                     -          -          29,000      178,300              -            -
Edward H. Colt                         -          -               -      168,300              -            -
Christopher D.S. Bates                 -          -               -      155,000              -            -
Richard C. Lorson                      -          -             600      168,300              -            -

--------------------------------------------
(1)  All figures relating to "value" are expressed in U.S. dollars.

PENSION PLANS

     The Named Executive Officers are covered by a defined benefit pension plan of Meridian Gold Company, the Company's principal operating subsidiary. The following table provides information concerning the total annual retirement benefit payable under these arrangements at retirement (normally at age 65).

                                                              YEARS OF SERVICE(1)
                             --------------------------------------------------------------------------------------
FINAL EARNINGS                 10                   15                 20                   25                 30
--------------               ------               ------            -------              -------            -------
100,000                      13,444               20,165             26,887               33,609             40,331
150,000                      20,944               31,415             41,887               52,359             62,831
200,000                      28,444               42,665             56,887               71,109             85,331
250,000                      35,944               53,915             71,887               89,859            107,831
300,000                      43,444               65,165             86,887              108,609            130,331
400,000                      58,444               87,665            116,887              146,109            175,331

-----------------------------------------------
(1)  All figures are expressed in U.S. dollars.

     Compensation covered by this plan includes only the remuneration appearing in the "Salary" and "Bonus" columns in the Summary Compensation Table. Benefits are not subject to any deduction for social security or other offset amounts. The Named Executive Officers have the following number of years of service credited: Mr. Kennedy - 23, Mr. Bates - 2, Mr. Beckwith - 17, Mr. Colt - 2, and Mr. Lorson - 15. Credited years of service, in the case of Messrs. Kennedy, Beckwith and Lorson, include service with FMC Gold, the Company's predecessor.

EMPLOYMENT CONTRACTS

     Each of the Named Executive Officers has entered into an employment contract with the Company or Meridian Gold Company. Each of these contracts has a term of five years, with an automatic renewal for five years. Compensation is comprised of base salary, bonus and stock options, generally at the discretion of the Board of Directors of the Company, together with certain benefits. The employment contracts also provide for certain payments to the employee upon certain defined events of termination of employment (including termination or a change in responsibility after a change of control of the Company). These payments range from 18 months to 24 months of the employee's regular monthly compensation.

Item 12.  Options to Purchase Securities From Registrant or Subsidiaries.
          --------------------------------------------------------------

     In 1989, the stockholders of FMC Gold approved the FMC Gold Company 1988 Long-term Incentive Compensation Plan, which authorized the Board of Directors to grant awards, payable in the form of cash and non-qualified stock options, to key employees if certain specific performance objectives were met over a four-year period ended December 31, 1991.

     The stock options granted in 1988 bear an exercise price ranging from $9.625 to $11.25, the fair market value at the date of grant, and expire May 6, 1998. During 1992, additional options for 223,000 shares of common stock were granted at an exercise price of $4.25 which was fair market value at date of grant with an expiration date of April 2007.

     In the 1996 reincorporation merger, each outstanding option to purchase shares of FMC Gold common stock was converted by FMC Gold and the Company into an option to purchase an equal number of Company Common Shares.

     On June 7, 1996, the Company's Board of Directors adopted the Meridian Gold Inc. 1996 Stock Option Plan (the "Plan"), which provides for the granting of options to purchase Common Shares (the "Option Shares") to certain directors, officers and employees of the Company (the "Participants"). The aggregate number of Option Shares which may be reserved for issuance under this Plan shall not exceed 3,750,000. On July 23, 1996, the Stockholders of FMC Gold approved the adoption of the Plan. The purpose of the Plan is to develop the interest and incentive of eligible employees, officers and directors of the Company in its growth and development by giving such Participants an opportunity to purchase Common Shares on a favorable basis, thereby advancing the interests of the Company, enhancing the value of the Common Shares for the benefit of all shareholders and increasing the ability of the Company to attract and retain skilled and motivated individuals in the service of the Company. The Option Shares granted during 1997 were granted at exercise prices ranging from $2.25 to $5.25 which was fair market value at date of grant, and with expiration dates in 2007.

     At December 31, 1997 options to purchase 2,574,075 Common Shares were outstanding with terms up to ten years from the date of grant at an exercise price equal to the market price prevailing at the time of the grants, as detailed in the following table:

                                                        Number of                       Option Price
                                                      COMMON SHARES                     $ PER SHARE
----------------------------------------      ---------------------------       --------------------------
Outstanding, December 31, 1994                                    396,300                     4.250-10.625
Granted in 1995                                                         -
Surrendered, 1995                                                 (65,500)                    4.250-10.625
----------------------------------------      ---------------------------       --------------------------
Outstanding, December 31, 1995                                    330,800                     4.250-10.625
Granted in 1996                                                1,544,150-                      3.650-4.500
Exercised in 1996                                                (113,100)                     3.650-4.500
Surrendered, 1996                                                 (81,900)                    3.650-10.625
----------------------------------------      ---------------------------       --------------------------
Outstanding, December 31, 1996                                  1,679,950                     3.650-10.625
Granted in 1997                                                   932,900                      2.250-5.250
Exercised in 1997                                                  (4,000)                           4.250
Surrendered in 1997                                               (34,775)                     3.650-4.250
----------------------------------------      ---------------------------       --------------------------
Outstanding, December 31, 1997                                  2,574,075                     2.250-10.625
----------------------------------------      ---------------------------       --------------------------
Exercisable, December 31, 1997                                    174,800                     4.250-10.625
----------------------------------------      ---------------------------       --------------------------

     As of December 31, 1997, the directors and officers of the Company, as a group (10 persons), held options to purchase an aggregate of 1,350,300 Common Shares.

     In 1996, the Company established a Shareholder Rights Plan. The Plan has a term of three years and expires on July 31, 1999. In implementing the Plan, one Right was distributed for each common share outstanding on July 31, 1996, as well as each common share to be issued prior to the Separation Time. The "Separation Time" is defined as the eighth trading day after the earlier of (i) the first date of public announcement that a person or group other than certain exempt persons (an "Acquiring Person"), together with affiliates or associates, has acquired, or obtained the right to acquire, 20% or more of any class of voting shares of the Company; or (ii) the date of commencement or announcement of a Take-over Bid (as defined in the Shareholder Rights Plan Agreement).

     A "Take-over Bid" means an offer to acquire voting shares of the Company (or securities convertible into such shares) which, if successful, would result in the person making such an offer ("the Offeror") beneficially owning 20% or more of any class of the voting shares of the Company (including any such shares held by the Offeror prior to the offer). A "Permitted Bid" and a "Competing Permitted Bid" are Take-over Bids that are made by means of an offering circular and (i) are made to all shareholders; (ii) are open for a period of not less than 60 days; and (iii) contain certain withdrawal rights and extension terms.

     The Shareholder Rights Plan Agreement provides that, until the Separation Time, the Rights will be transferred with and only with the common shares. After the Separation

Time, separate Rights Certificates will be mailed to holders of record of the common shares as of the Separation Time.

     After the Separation Time and prior to the Expiration Time, the Rights are exercisable by the holders. Each Right will entitle the holder to purchase one common share for the Exercise Price (as defined in the Shareholder Rights Plan Agreement).

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder.

Item 13.  Interest of Management in Certain Transactions.
          ----------------------------------------------

     None of the directors or officers of the Company, nor any associate or affiliate of any such person, has or had any direct or indirect material interest, since January 1, 1997, in respect of any matter that has materially affected or will materially affect the Company or any of its subsidiaries.

     None of the directors or officers of the Company, nor any associate or affiliate of any such person, has been indebted to the Company or any of its subsidiaries at any time since January 1, 1997, other than amounts owing for purchases subject to usual trade terms, for ordinary travel and expense advances and for other transactions in the ordinary course of business.

                                    PART II

Item 14.  Securities to be Registered.
          ---------------------------

     None.

                                    PART III

Item 15.  Defaults Upon Senior Securities.
          -------------------------------

     None.

Item 16.  Changes in Securities and Changes in Security for Registered
          ------------------------------------------------------------
Securities.
----------

     None.

                                    PART IV

Item 17.  Financial Statements.
          --------------------

     See Consolidated Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report. The financial statements of the Company have been prepared on the basis of Canadian GAAP.

Item 18.  Financial Statements.
          --------------------

     Not applicable.

Item 19.  Financial Statements and Exhibits.
          ---------------------------------

Financial Statements

     Consolidated balance sheets of the Company as at December 31, 1997 and December 31, 1996, and consolidated statements of operations, cash flows and changes in shareholders' equity for the years ended December 31, 1997, 1996 and 1995, together with the Auditor's report thereon and notes thereto.


EXHIBITS
       The following exhibits are filed as part of this Annual Report:

2.1* Form of certificate representing Common Shares of the Company (filed with the Company's Registration Statement on Form 8-B (No. 001-12003))

2.2*   Form of certificate representing Installment Receipts of the Company
       (filed with the Company's Registration Statement on Form 8-B (No. 001-
       12003))

2.3*   Articles of Amalgamation, as amended (filed with the Company's
       Registration Statement on Form S-4 (No. 333-9171))

2.4* By-laws, as amended (filed with the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 24, 1997)

2.5*   Executive Employment Agreement dated July 1, 1996 between the Company and
       Christopher D.S. Bates (filed with the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 24, 1997)

2.6*   Executive Employment Agreement dated July 31, 1996 between the Company and
       Donald L. Beckwith (filed with the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 24, 1997)

2.7* Executive Employment Agreement dated December 1, 1996 between the Company and Edward H. Colt (filed with the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 24, 1997)

2.8*   Executive Employment Agreement dated July 31, 1996 between the Company and
       Brian J. Kennedy (filed with the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 24, 1997)

2.9*   Executive Employment Agreement dated July 31, 1996 between the Company and
       Richard C. Lorson (filed with the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 24, 1997)

2.10*  Meridian Gold Inc. 1996 Stock Option Plan (filed with the Company's
       Registration Statement on Form S-4 (No. 333-9171))

2.11*  Shareholder Rights Plan (filed with the Company's Annual Report on Form
       20-F filed with the Securities and Exchange Commission on May 24, 1997)

2.12*  Installment Receipt Agreement (filed with the Company's Annual Report on
       Form 20-F filed with the Securities and Exchange Commission on May 24,
       1997)

2.13*  Joint Venture Agreement between Freeport Exploration Company and FMC
       Corporation (filed with FMC Gold Company's Registration Statement on Form
       S-1 (No. 33-14429))

-----------------------------
* Incorporated by reference pursuant to Rule 12b-32 under the Securities and Exchange Act of 1934, as amended

INDEPENDENT AUDITORS' REPORT


THE BOARD OF DIRECTORS AND STOCKHOLDERS,
MERIDIAN GOLD INC.:

We have audited the accompanying consolidated balance sheets of Meridian Gold Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, cash flows, and changes in stockholders' equity for each of the years in the three-year period ended December 31, 1997 which, as described in Note 1, have been prepared on the basis of accounting principles generally accepted in Canada. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Meridian Gold Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 1997 in conformity with accounting principles generally accepted in Canada.



/s/ KPMG Peat Marwick LLP
-------------------------
KPMG Peat Marwick LLP
Denver, Colorado
February 9, 1998


MANAGEMENT RESPONSIBILITY FOR FINANCIAL STATEMENTS

The accompanying consolidated financial statements and all of the data included in this annual report have been prepared by and are the responsibility of the management of the company. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and reflect management's best estimate and judgements based on currently available information. The company has developed and maintains systems of internal accounting controls in order to assure, on a reasonable and cost-effective basis, the reliability of its financial information, and that its assets are safeguarded from loss.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board exercises its responsibilities through the Audit Committee of the Board which meets with the external auditors to satisfy itself that the management's responsibilities are properly discharged and to review the financial statements before they are presented to the Board of Directors for approval.

The consolidated financial statements have been audited by KPMG Peat Marwick LLP. Their report outlines the scope of their examination and their opinion on the consolidated financial statements.



/s/ BRIAN J. KENNEDY                            /s/ EDWARD H. COLT
-----------------------------------             --------------------------------
BRIAN J. KENNEDY                                EDWARD H. COLT
President & Chief Executive Officer             Vice President, Finance & Chief
                                                Financial Officer


February 9, 1998

MERIDIAN GOLD INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
December 31

     (in thousands of United States dollars, except per share data)

-------------------------------------------------------------------------------------
                                                          1997        1996      1995
-------------------------------------------------------------------------------------
         Sales                                          $ 68,740   $ 76,230   $57,438
         Costs and expenses
           Cost of sales                                  54,945     56,216    30,065
           Depreciation, depletion, and amortization      23,346     21,068    21,253
           Exploration costs                              31,107     13,357    10,826
           Selling, general and administrative expenses    6,242      6,397     5,070
           Provision for impairment of mining property    26,233         --        --
-------------------------------------------------------------------------------------
         Total costs and expenses                        141,873     97,038    67,214
-------------------------------------------------------------------------------------
         Operating loss                                  (73,133)   (20,808)   (9,776)
         Interest Income                                   3,788      4,953     5,857
         Gain on sale of assets                              178         --     1,680
-------------------------------------------------------------------------------------
         Loss before income taxes                        (69,167)   (15,855)   (2,239)
(note 8) Income tax benefit                               (4,512)
-------------------------------------------------------------------------------------
         Net income (loss)                              $(69,167)  $(15,855)  $ 2,273
-------------------------------------------------------------------------------------
(note 1) Earnings (loss) per common share               $  (0.94)  $  (0.22)  $  0.03
-------------------------------------------------------------------------------------

         See notes to consolidated financial statements.

MERIDIAN GOLD INC.

CONSOLIDATED BALANCE SHEETS
December 31

                 (in thousands of United States dollars)
------------------------------------------------------------------------------------------------------
                                                                                       1997     1996
------------------------------------------------------------------------------------------------------
                 ASSETS
                 CURRENT ASSETS:
(note 1)         Cash and cash equivalents                                          $ 54,321  $ 82,570
                 Trade receivables                                                     1,249     1,768
(note 3)         Inventories                                                           9,982    16,763
                 Other current assets, less allowance of $2,000 in 1997 and 1996       3,359     2,717
------------------------------------------------------------------------------------------------------
                 Total current assets                                                 68,911   103,818
(note 4)         Property, plant and equipment, net                                   75,687   106,634
(notes 1 and 12) Other assets                                                          3,349     4,115
------------------------------------------------------------------------------------------------------
                 Total assets                                                       $147,947  $214,567
------------------------------------------------------------------------------------------------------

                 LIABILITIES AND SHAREHOLDERS' EQUITY
                 CURRENT LIABILITIES:
                 Accounts payable, trade and other                                  $  5,272  $  7,549
(note 6)         Accrued and other liabilities                                         8,878    10,709
------------------------------------------------------------------------------------------------------
                 Total current liabilities                                            14,150    18,258
------------------------------------------------------------------------------------------------------
(note 7)         Other longterm liabilities                                           21,235    14,597

(note 1)         SHAREHOLDERS' EQUITY:
                 Series 1 preferred shares, no par value, authorized
                   unlimited shares, 10,000 issued and outstanding in
                   1997 and 1996                                                         100       100
                 Common shares, no par value, authorized unlimited shares
                   73,601,495 and 73,597,495 issued and outstanding in
                   1997 and 1996                                                      68,449    68,432
                 Additional paid-in capital                                            3,658     3,658
                 Retained earnings                                                    40,355   109,522
------------------------------------------------------------------------------------------------------
                 Total shareholders' equity                                          112,562   181,712
------------------------------------------------------------------------------------------------------
                 Total liabilities and shareholders' equity                         $147,947  $214,567
------------------------------------------------------------------------------------------------------

                 See notes to consolidated financial statements.


      Signed on behalf of the Board of Directors:


      Dr. David S. Robertson            Brian J. Kennedy
      Director                          Director

MERIDIAN GOLD INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31


(in thousands of United States dollars)

----------------------------------------------------------------------------------------------------------------------------------
                                                                                            1997        1996        1995
----------------------------------------------------------------------------------------------------------------------------------
Cash flow from operating activities:
Net income (loss)                                                                            $(69,167)  $(15,855)   $ 2,273
----------------------------------------------------------------------------------------------------------------------------------

ADJUSTMENTS TO RECONCILE NET INCOME (LOSS) TO NET CASH PROVIDED BY (USED IN) OPERATING
 ACTIVITIES:

Provision for depreciation, depletion and amortization                                         23,346     21,068     21,253
Gain on sale of asset                                                                            (178)         -     (1,680)
Impairment of mining property                                                                  26,233          -          -
Provision for reclamation, net of costs incurred                                                5,548      7,331         96
Provision for doubtful note receivable                                                              -      1,700          -
Issuance of preferred stock as compensation                                                         -        100

(INCREASE) DECREASE IN ASSETS:
Trade receivables                                                                                 519      3,391     (3,363)
 Inventories                                                                                    6,781     (1,971)    (9,171
  Other current assets                                                                           (642)      (621)    (2,538
  Other assets                                                                                    766      2,497          -

(DECREASE) INCREASE IN LIABILITIES:
Accounts payable, trade and other                                                              (2,277)       441     (4,002)
 Accrued and other liabilities                                                                 (1,831)     3,400     (1,716)
Amounts due to FMC Corporation                                                                      -     (2,275)     1,681
Other long-term liabilities                                                                     3,590     (3,847)    (2,781)
---------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities                                            (7,312)    15,359         52
---------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Capital spending                                                                              (18,959)   (13,882)   (36,943)
Disposal of property, plant and equipment                                                         505        172      4,645
Increase in other assets                                                                            -          -     (1,791)
---------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                                         (18,454)   (13,710)   (34,089)
---------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of common stock                                                                 17        560
Dividends paid                                                                                      -          -     (3,674)
Repayments of long-term debt                                                                   (2,500)    (1,000)    (1,500)
Capital contribution / return of capital related to the reincorporation                                    2,186
---------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                                            (2,483)     1,746     (5,174)
---------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                                              (28,249)     3,395    (39,211)
Cash and cash equivalents, beginning of year                                                   82,570     79,175    118,386
---------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                                       $ 54,321   S 82,570   S 79,175
----------------------------------------------------------------------------------------------------------------------------------

Supplemental disclosure of cash flow information:

Cash paid and (refunds received) for income taxes during 1997, 1996, and 1995 were $2,193, ($1,454), and ($2,857), respectively.


See notes to consolidated financial statements

MERIDIAN GOLD INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS EQUITY

Year ended December 31


------------------------------------------------------------------------------------------------------------------------------------
                  Number of       Number of          Number of                                                 Additional
                   FMC Gold     Meridian Gold      Meridian Gold    FMC Gold    Meridian Gold   Meridian Gold    Paid-in    Retained
(in thousands) Common Shares  Preferred Shares    Common Shares  Common Shares Preferred Shares Common Shares    Capital    Earnings
------------------------------------------------------------------------------------------------------------------------------------
 BALANCE DECEMBER 31, 1994   73,484                                $   735     $                $             $ 68,609     $126,778

 Net income                                                                                                                   2,273

 Cash dividend ($0.05 per share)                                                                                             (3,674)
------------------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1995    73,484                                    735                                      68,609      125,377

Issuance of shares
 upon exercise of
 stock options                  113                                      1                                         559

(note 1)
 Reincorporation            (73,563)                  73,597          (736)                       69,904       (69,168)

 Net loss                                                                                                                   (15,855)

(note 1)
 Return of capital
 in connection
 with the reincorporation                                                                        (1,472)

(note 1)
 Capital contribution
  related to the
  reincorporation                                                                                                3,658

 Preferred shares issued                   10                                        100
------------------------------------------------------------------------------------------------------------------------------------

BALANCE DECEMBER 31, 1996         -        10        73,597              -           100         68,432          3,658      109,522

Net loss                          -                                                                                         (69,167)

Issuance of shares
 upon exercise
 of stock                         -                       4                                          17
------------------------------------------------------------------------------------------------------------------------------------

BALANCE DECEMBER 31, 1997         -        10        73,601     $        -     $    100         $68,449       $  3,658     $ 40,355
------------------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31

note 1     PRINCIPAL ACCOUNTING POLICIES
--------------------------------------------------------------------------------
    NATURE OF OPERATIONS AND BACKGROUND
    Meridian Gold Inc. ("Meridian") is an exploration oriented gold producer.

    BASIS OF PRESENTATION
    The accompanying consolidated financial statements include the accounts of Meridian and its predecessor, FMC Gold Company

    ("FMC Gold"), and all majority-owned subsidiaries (collectively referred to as "the Company"). The accounts of joint ventures in which the Company holds an interest are consolidated on a pro rata basis. All significant intercompany accounts are eliminated in consolidation.

    Meridian commenced operations in July, 1996 upon completion of a series of transactions in which the Company was reincorporated in Canada and became the successor to the business of FMC Gold (the Reincorporation). In connection with the Reincorporation, FMC Gold shareholders received one share of Meridian common stock and a $0.02 per share return of capital, totaling approximately $1.5 million, in exchange for each common share held in FMC Gold. The accompanying statement of stockholders' equity for the year ended December 31, 1996 includes adjustments to give effect to the Reincorporation. Additionally, FMC Corporation ("FMC") sold its 80 percent interest in Meridian through a public offering of Meridian's common stock. Concurrent with FMC's sale of its interest in Meridian, FMC made a capital
    contribution to Meridian totaling approximately $3.7 million.   FMC Gold
    shares were subsequently cancelled.

    As a result of the Reincorporation as a Canadian company, in 1996 the Company began reporting its financial statements in accordance with Canadian
    GAAP, which differs in some respects from U. S.  GAAP.   Differences between
    U.S. and Canadian GAAP do not have a material effect on the financial statements presented. The accompanying consolidated financial statements are presented in U.S. dollars.

    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    CASH AND CASH EQUIVALENTS

    Meridian considers all highly liquid marketable securities with original maturities of fewer than 91 days to be cash equivalents. Marketable securities consist of Euro-time deposits with major commercial banks and total approximately $54.4 million at December 31, 1997. The book value of the marketable securities approximates fair value.

    INVENTORIES

    Inventories are stated at the lower of the average cost or market, and include labor, materials, other production costs and depreciation. No inventory value is assigned to stockpiled ore, except for in-process leach-pad ore where cost includes labor, materials and other production costs.

    PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment, including development costs and capitalized interest associated with the construction of certain capital assets, is recorded at cost. Depreciation and amortization for financial reporting purposes is provided on a units of production basis or on the straight-line basis over the shorter of the estimated lives of the assets or the estimated proven and probable recoverable reserves. Gains and losses are reflected in income upon sale or retirement of assets.

    MINERAL EXPLORATION AND DEVELOPMENT COSTS

    Mineral exploration costs are expensed as incurred. Development costs applicable to mineralized properties deemed capable of commercial production are capitalized and then amortized using the units of production method.

    RECLAMATION
    Reclamation and shutdown costs to be incurred following mine closures are estimated and accrued over the life of each mine using the units of production method.

    REVENUE RECOGNITION
    Sales are generally recognized upon shipment of gold and silver dore to third parties.

    INCOME TAXES

    The Company adopted the asset and liability method of accounting for income taxes in 1997, and elected to apply the new method retroactive to January 1, 1995. The retroactive application of the new method of accounting for income taxes had no effect on the financial statements for 1996 or 1995.

    Under the asset and liability method of accounting for income taxes, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

    FORWARD SALES AND HEDGING

    In order to reduce its exposure to decreasing prices for future gold production, the Company has hedged portions of future gold production by entering into put option contracts. Costs associated with open contracts were $1.8 million as of December 31, 1997 and $3.3 million as of December 31, 1996 and are included in other assets. The costs of the contracts are deferred and recognized as a reduction of sales when the hedged production is sold. Proceeds received upon the exercise of put options are recorded as sales when the hedged production is sold.

    EARNINGS (LOSS) PER COMMON SHARE

    Earnings (loss) per common share have been computed based on the weighted average number of shares of common stock outstanding during the year (73,600,788 shares in 1997, 73,563,087 shares in 1996 and 73,484,395 shares in 1995).

    FAIR VALUE OF FINANCIAL INSTRUMENTS
    At December 31, 1997 the book value of the Company's financial instruments approximates their fair value except as disclosed in Note 12.

    RECLASSIFICATIONS
    Certain amounts in the prior years' financial statements have been reclassified to conform to the current year's presentation.



note 2   ACQUISITIONS AND DIVESTITURES
--------------------------------------------------------------------------------
    On November 30, 1995, the Company's 100 percent interest in Paradise Peak Corporation was sold to Arimetco Inc. for $4 million, including $2.0 million in cash and a note receivable for $2.0 million, resulting in a $1.7 million gain on the sale of the assets and the reversal of $4.5 million of accrued reclamation costs through cost of sales. In January 1997, Arimetco Inc. declared bankruptcy under Chapter 11. During the year ended December 31, 1996 the Company recorded a provision of $2.0 million for the promissory note that was due in November 1996.

    In June 1994, the Company agreed to purchase the remaining 14 percent interest in the Beartrack joint venture from Minex for $6.0 million. Installments of $1.5 million each were paid to Minex in June 1994 and June 1995, and two installments of $1.0 million each were paid in June 1996 and June 1997. The balance payable to Minex is due in two $0.5 million installments in 1998 and 1999.

note 3    INVENTORIES
--------------------------------------------------------------------------------
    Inventories (at cost) consist of the following:

    (in thousands)                       1997            1996
    ----------------------------------------------------------------------------

    Gold and silver                     $   11          $ 1,863
    Leach-pad ore                        8,964           12,750
    Materials and supplies               1,007            2,150
    ----------------------------------------------------------------------------
    Total                               $9,982          $16,763
    ----------------------------------------------------------------------------

    Gold and silver inventories are in the form of dore, which is delivered to precious metal treatment facilities for further processing.

    Leach pad ore inventory includes the cost of loading ore on the heap leach pads at the Beartrack mine, and includes labor, materials and other production costs. At December 31, 1997, there were approximately 13.2 million tons of ore under leach containing approximately 58,000 ounces of gold.

note 4    PROPERTY, PLANT AND EQUIPMENT
--------------------------------------------------------------------------------
    Property, plant and equipment consists of the following:

    (in thousands)                              1997       1996
    Land and land improvements               $ 15,792   $ 26,370
      Less accumulated depreciation            (5,682)    (3,374)
                                               10,110     22,996
    Buildings                                  12,829     12,754
      Less accumulated depreciation            (6,396)    (4,090)
                                                6,433      8,664
    Machinery and equipment                   118,537    119,900
      Less accumulated depreciation           (89,265)   (75,016)
                                               29,272     44,884
    Development costs                          93,574     72,270
      Less accumulated depletion              (75,411)   (48,490)
                                               18,163     23,780
    Construction in progress                   11,709      6,310
    Net property, plant and equipment        $ 75,687   $106,634

    Allocated to the projects as follows:

    (in thousands)                               1997       1996

    Beartrack mine                           $ 53,149   $ 60,627
    Jerritt Canyon mine                        15,339     38,889
    Rossi project                               5,500      5,500
    El Penon project                              501        355
    Royal Mountain King property                  449        449
    Administrative offices                        749        814
--------------------------------------------------------------------------------
    Net property, plant and equipment        $ 75,687   $106,634
--------------------------------------------------------------------------------

note 5  JOINT VENTURE
--------------------------------------------------------------------------------
    The Company's 30% interest in the Jerritt Canyon Joint Venture is reflected in the consolidated financial statements on a pro rata basis. The Company's share of the joint venture's assets, liabilities, revenues and expenses included in the accompanying financial statements are as follows:

    (in thousands)                                       1997       1996      1995
    Current assets                                    $  2,065   $ 2,832   $  5,126
    Property, plant and equipment, net                  15,339    38,889     40,384
    Investments and other assets                           561       649      2,467
    Total assets                                        17,965    42,370     47,977
    Current liabilities                                  2,219     3,171      4,356
    Long-term liabilities                                9,720     4,565      2,907
    Other                                                   --       315         --
    Total liabilities                                   11,939     8,051      7,263
-----------------------------------------------------------------------------------
    Equity in Joint Venture                           $  6,026   $34,319   $ 40,714
-----------------------------------------------------------------------------------

    Revenue                                           $ 30,559   $35,781   $ 37,622
    Expenses
      Cost of sales                                     29,060    27,524     24,605
      Depreciation, depletion and amortization          10,053    10,316     16,498
      Impairment of assets                              26,233     3,225        896
-----------------------------------------------------------------------------------
    Net loss                                          $(34,787)  $(5,284)  $ (4,377)
-----------------------------------------------------------------------------------

    Cash provided by (used in) operating
     activities                                       $(11,403)  $ 9,932   $  9,307
    Cash used in investing activities                  (12,737)   (8,821)   (10,093)
    Cash provided by (used in) financing activities         --        --         --
-----------------------------------------------------------------------------------

note 6   ACCRUED AND OTHER LIABILITIES
--------------------------------------------------------------------------------
    Accrued and other liabilities consist of the following:

    (in thousands)                                         1997    1996

    Shutdown and reclamation accrual (notes 1 and 7)    $3,356  $ 4,615
    Notes payable (note 2)                                 500    2,500
    Accrued bonus and payroll                            1,354    1,228
    Other                                                3,668    2,366
--------------------------------------------------------------------------------
    Total                                               $8,878  $10,709
--------------------------------------------------------------------------------

    Included in notes payable at December 31, 1996 are short-term borrowings of $1.5 million incurred during the Reincorporation. The note was paid in full in January 1997.


note 7    OTHER LONG-TERM LIABILITIES
--------------------------------------------------------------------------------

    Other long-term liabilities consist of  the following:

    (in thousands)                                         1997        1996

    Shutdown and reclamation accrual (notes 1 and 6)    $18,453     $11,707
    Notes payable (note 2)                                  500       1,000
    Other                                                 2,282       1,890
--------------------------------------------------------------------------------
    Total                                               $21,235     $14,597
--------------------------------------------------------------------------------

    Shutdown and reclamation accruals represent estimated costs of earthwork, including detoxification and recontouring, revegetation, and stabilization. The costs of heap-leach encapsulation and facility decommissioning are also included in these accrued costs.

    In determining the estimated costs, the Company considers such factors as changes in laws and regulations, the likelihood that additional permits will be required, and requirements under existing operating permits. Such analyses are performed on an ongoing basis.

    In the fourth quarter of 1996, a new closure estimate to complete reclamation of the Royal Mountain King mine was developed by an outside engineering firm. Based on the new estimate, the reclamation liability was increased by $5.6 million, reflecting increasingly stringent environmental regulations, changing project conditions, and increased costs. The Royal Mountain King mine was shut down in July 1994.

    Although the ultimate amount of reclamation obligations to be incurred is uncertain, as of December 31, 1997 Meridian has estimated these costs to be $33 million, and at December 31, 1997, accrued reclamation costs, including the current portion, were $21.8 million for all properties. The provision for reclamation costs charged to operations was $9.7 million, $8.9 million and $1.9 million in 1997, 1996 and 1995 respectively. Actual reclamation expenditures were $4.2 million, $1.6 million, and $1.8 million in 1997, 1996 and 1995, respectively.

note 8   INCOME TAXES
--------------------------------------------------------------------------------
    In 1995 and prior to the Reincorporation in 1996, the Company was included in FMC's consolidated federal income tax return. Under a tax-sharing agreement with FMC, the Company paid to FMC amounts generally equal to the tax the Company would have been required to pay had it filed a separate return, and FMC paid to the Company amounts generally equal to any tax benefits the Company would have realized on a separate return basis which were realized by FMC. Under the terms of the agreement, the Company is obligated to reimburse FMC for any amounts, including penalties and interest, that it may be assessed upon an examination of the consolidated returns by the IRS, to the extent that the additional income taxes are attributable to the Company's operations prior to the Recapitalization. The Company believes that it has adequately provided for any amounts that may ultimately be payable to FMC under the agreement.

    On July 31, 1996, the Company received a $1.7 million settlement under the tax sharing agreement, which amount was reflected as a recovery of taxes in the financial statements for the year ended December 31, 1995.

    In connection with the Reincorporation, Meridian and FMC jointly agreed to elect to treat the disposition of the shares of Meridian by FMC as an asset sale. As a result, Meridian's assets were adjusted to their fair market value for income tax purposes. Accordingly, the Company's net operating loss and alternative minimum tax credit carryforwards remained with FMC. The income tax benefit in 1995 represents the intercompany tax allocation under the tax sharing agreement, including the $1.7 million settlement. There was no tax provision in 1997 and 1996.

    The income tax provision (benefit) differs from that computed by applying the United States applicable federal statutory rate of approximately 34 percent to income before taxes for the following reasons:

    ----------------------------------------------------------------------------------------------------
    Year ended December 31
    ----------------------------------------------------------------------------------------------------
    (in thousands)                                                            1997        1996      1995
    ----------------------------------------------------------------------------------------------------
    Income tax provision (benefit) calculated using statutory tax rates     $(23,516)  $(5,391)   (784)
    Increase in valuation allowance for net deferred tax assets               23,441     5,371     765
    Other                                                                         75        20      19
    ----------------------------------------------------------------------------------------------------
    Actual tax provision (benefit)                                          $     --   $    --   $  --
    ----------------------------------------------------------------------------------------------------

    The significant components of the Company's deferred tax assets and liabilities at December 31, 1997 and 1996 are as follows:

    ----------------------------------------------------------------------------
    (in thousands)                              1997       1996
    ----------------------------------------------------------------------------
    Inventory                                $     --   $ 1,068
    Reclamation reserves                        5,969     2,186
    Property, plant and equipment              27,145     5,860
    Net operating loss carryforwards              340       923
    Other, net                                    680        --

    Total deferred tax assets                  34,134    10,037
    Valuation allowance                       (31,634)   (8,193)

    Deferred tax assets, net of allowance       2,500     1,844
    ----------------------------------------------------------------------------
    Property, plant and equipment              (2,500)   (1,844)
    ----------------------------------------------------------------------------
    Total deferred tax liabilities             (2,500)   (1,844)
    ----------------------------------------------------------------------------
    Net deferred tax assets                  $     --   $    --
    ----------------------------------------------------------------------------

    At December 31, 1997, the Company had a Canadian net operating loss carryforward of approximately $1.0 million, of which $0.6 and $0.4 million will expire in 2003 and 2004, respectively.

note 9    GEOGRAPHIC SALES AND SALES TO MAJOR CUSTOMERS
--------------------------------------------------------------------------------
    Sales to unaffiliated customers by destination of sale are as follows:

    Year ended December 31

    (in thousands)           1997      1996

    USA                    $17,545   $    --
    Western Europe          51,195    75,724
    ----------------------------------------------------------------------------
    Total                  $68,740   $75,724
    ----------------------------------------------------------------------------

    The Company's gold and silver dore production is purchased and refined by several European and United States refiners. Sales were to three refiners in 1997 and to two refiners in 1996, each representing 10 percent or more of consolidated sales. Sales to these companies amounted to $68.7 million in 1997, and $75.7 million in 1996. The Company believes that several other refiners would be willing to purchase the Company's production should any of the current refiners discontinue buying the Company's production.

note 10   EMPLOYEE PLANS

    Prior to July 31, 1996, all Company employees were covered by FMC's retirement plan, post retirement health care and life insurance benefit program, the costs of which were included in the amounts paid under the management services agreement discussed in Note 14.

    The Company has a defined benefit pension plan covering substantially all salaried employees. Pension benefits are generally based on years of service and final average yearly earnings. The plan was separated from the FMC Corporation pension plan during 1996, and $1.5 million of FMC's plan assets were transferred to the Company's plan effective January 1, 1997. The Company's funding policy is to contribute the minimum amount required by applicable regulations. The following table represents the plan's funded status at December 31, 1997 and 1996:

    ----------------------------------------------------------------------------
    (in thousands)                                       1997          1996
    ----------------------------------------------------------------------------
    Projected benefit obligation                      $1,897        $1,130
    Market value of plan assets                        1,875         1,480
    ----------------------------------------------------------------------------
    Projected benefit obligation in excess of or
     (less than) plan assets                              22          (350)
    Unrecognized net gain                                288           350
    ----------------------------------------------------------------------------
    Accrued pension cost                                 310
    ----------------------------------------------------------------------------
    Actuarial assumptions:
    Weighted average discount rate                      8.25%         8.25%
    Weighted average rate of compensation increase      6.90%         6.90%


note 11  SHARE CAPITAL
--------------------------------------------------------------------------------
    The authorized share capital of the Company consists of an unlimited number of preferred shares without par value and an unlimited number of common shares without par value. Preferred shares are issuable in series. The Board of Directors is authorized to fix the designation, rights, privileges, restrictions and conditions attaching to the shares of each series. The preferred shares rank prior to the common shares with respect to dividends and return of capital on dissolution. Except with respect to matters as to which the holders of preferred shares as a class are entitled by law to vote, the holders of preferred shares are not entitled to vote.

    The Company has outstanding 10,000 shares of Series 1 preferred stock at December 31, 1997 and 1996. The shares are redeemable by the Company at any time and are subject to mandatory redemption by the holder on July 26, 2001 at $10 per share. Dividends at 5% per annum payable on the preferred shares are recorded as compensation expense.

    In 1989, the stockholders of FMC Gold Company approved the FMC Gold Company 1988 Long-term Incentive Compensation Plan (the "1988 Plan"), which authorized the Board of Directors to grant stock options to key employees of the Company. Under the terms of the

    1988 Plan, options were granted at the fair market value of the common stock as of the date of grant. Stock options granted in 1988 have an exercise price ranging from $9.625 to $10.625 and expire May 6, 1998. During 1992, additional options were granted to purchase 223,000 shares of common stock at an exercise price of $4.25, with an expiration date of April 2007. In connection with the Reincorporation, FMC Gold stock options granted under the 1988 Plan were converted to options to purchase a like number of common shares of the Company.

    During 1996, the Company's shareholders adopted the Meridian Gold Inc. 1996 Stock Option Plan (the "1996 Plan"), which provides for the granting of stock options to certain directors, officers and employees of the Company. A maximum of 3,750,000 shares of common stock are reserved for issuance under the 1996 Plan. Options are granted at exercise prices equal to the fair market value of the common stock at date of grant, for a term of ten years. The options vest over periods of one to five years.

    At December 31, 1997 options to purchase 2,564,075 common shares were outstanding with terms ranging up to ten years as detailed in the following table:

                                        NUMBER OF         OPTION PRICE
                                    COMMON SHARES     U.S. $ PER SHARE
    ----------------------------------------------------------------------------

    Outstanding, December 31, 1994        396,300       4.250 - 10.625
    Surrendered in 1995                   (65,500)      4.250 - 10.625
    ----------------------------------------------------------------------------
    Outstanding, December 31, 1995        330,800       4.250 - 10.625
    Granted in 1996                     1,544,150        3.650 - 4.500
    Exercised in 1996                    (113,100)       3.650 - 4.500
    Surrendered in 1996                   (81,990)      3.650 - 10.625
    ----------------------------------------------------------------------------
    Outstanding, December 31, 1996      1,679,950       3.650 - 10.625
    Granted in 1997                       932,900        2.250 - 5.250
    Exercised in 1997                      (4,000)               4.250
    Surrendered in 1997                   (34,775)       3.650 - 4.250
    ----------------------------------------------------------------------------
    Outstanding, December 31, 1997      2,574,075       2.250 - 10.625
    ----------------------------------------------------------------------------
    Exercisable, December 31, 1997        174,800       4.250 - 10.625
    ----------------------------------------------------------------------------

    In July 1996, the Company established a Shareholder Rights Plan. The Plan has a term of three years and expires on July 31, 1999. In implementing the Plan, one Right was distributed for each common share outstanding on July 31, 1996, as well as each common share to be issued prior to the Separation Time. The "Separation Time" is defined as the eighth trading day after the earlier of (i) the first date of public announcement that a person or group other than certain exempt persons (an "Acquiring Person"), together with affiliates or associates, has acquired, or obtained the right to acquire, 20% or more of any class of voting shares of the Company; or (ii) the date of commencement or announcement of a Take-over Bid (as defined in the Shareholder Rights Plan Agreement). A "Take-over Bid" means an offer to acquire voting shares of the Company (or securities convertible into such shares) which, if successful, would result in the person making such an offer ("the Offeror") beneficially owning 20% or more of any class of the voting shares of the Company.

    The Shareholder Rights Plan Agreement provides that, until the Separation Time, the Rights will be transferred with and only with the common shares. After the Separation Time, separate Rights Certificates will be mailed to holders of record of the common shares as of the Separation Time. After the Separation Time and prior to the Expiration Time, the Rights are exercisable by the holders. Each Right will entitle the holder to purchase one common share for the Exercise Price (as defined in the Shareholder Rights Plan Agreement).

note 12   HEDGING CONTRACTS
--------------------------------------------------------------------------------
    The Company has hedged portions of future gold production by entering into put option contracts. At December 31, 1997, the carrying value of the remaining options (at cost) was $1.8 million ($2.5 million at December 31,1996). The estimated market values of the put options as of December 31, 1997 and 1996, were approximately $9.2 million and $3.3 million, respectively.

    The options are exercisable at a strike price of $400 per ounce. The value of these options varies with changes in the market price of gold. The options are exercisable according to the following schedule:

                Options                   Exercise
                (ounces)                  Date
                ----------------------------------

                33,000                    12/29/98
                32,000                    12/29/99
                32,000                    12/27/00
                27,000                    12/27/01
                ----------------------------------

note 13   COMMITMENTS AND CONTINGENT LIABILITIES
--------------------------------------------------------------------------------
    The Company leases office and warehouse space in Reno, Vancouver, and Santiago, as well as various types of equipment (primarily mobile mining equipment at the Beartrack mine) under operating leases. Total rent expense under all operating leases amounted to $1.9 million, $2.1 million and $1.1 million for 1997, 1996 and 1995 respectively. Minimum future rentals under noncancellable leases aggregated approximately $9.1 million as of December 31, 1997, and are estimated to be payable $2.0 million in 1998, $2.0 million in 1999, $2.0 million in 2000, $2.0 million in 2001, $0.6 million in 2002, and $0.3 million thereafter.

    In October 1994, the Sierra Club Legal Defense Fund, Inc. ("Sierra"), on behalf of certain other organizations, filed a lawsuit in Federal District Court for the Western District of Washington at Seattle against the National Marine Fisheries District ("NMFS") and other federal agencies for violation of the Endangered Species Act (the "Act"), alleging the NMFS' biological opinion failed to satisfy the requirements of the Act. Sierra, the federal agencies and the Company, as intervenor, each filed a motion for summary judgment. In November 1995, the Court ordered the federal agencies to reinitiate consultation under Section 7 of the Act on the potential environmental impacts of the Beartrack Mine Project (the "Project") on threatened salmon or the designated critical habitat for salmon. The plaintiffs did not seek, and the court did not impose, any injunction or other restriction on the operation of the Beartrack Mine pending completion of such consultation. On November 17, 1995, the court closed the case but retained jurisdiction to resolve any disputes that may arise concerning the reinitiated consultation schedule or to resolve issues once the reinitiated consultation is completed. On January 1, 1997, the Forest Service formally reinitiated consultation by submitting a revised biological assessment to NMFS. Under Section 7(d) of the Act, the Forest Service may require Meridian to cease an activity associated with mining operations if that activity could preclude the development of reasonable and prudent alternatives to the project pending the completion of the reinitiated consultation. On July 3, 1996, the Forest Service completed its Section 7(d) determination for the Beartrack mine operations and determined that, for the following 12 months from that date, all ongoing and planned significant activities at the mine could continue pending the reinitiated consultation, with exception of: (1) proposed reconstruction of the leach pad run of the mine road, and (2) proposed use of the soil stockpile area associated with development of Phase III of the heap leach pad. The Forest Service recognized that these latter two activities may be authorized upon further review by the Forest Service prior to completion of the reinitiated consultation. The Forest Service renewed its Section 7(d) determination in July 1997 to run through February 1998. Under the Act's regulations, consultation must be completed within 135 days of the date consultation is initiated. An extension of 60 days can be imposed by the agencies. In September 1997, NMFS and the Forest Service extended the consultation until December 15, 1997 based on the listing of steelhead as a threatened species under the Act. The reinitiated consultation is still ongoing as of February 9, 1998. Under the relevant statutory and regulatory authorities, the results of a consultation can range from no impact to modest or significant impact on the activities under review. In an extreme situation, a consultation could result in the cessation of activities altogether, a potential result which the Company believes to be remote in the case of Beartrack Mine, which has been in operation and production since mid-1995. The Company believes that the ongoing operation of the Beartrack Mine will not jeopardize threatened species or adversely modify or destroy designated critical habitat, and that upon completion of the reinitiated consultation, the mine will be permitted to continue operation.

    The Company is exposed to certain other contingent liabilities resulting from litigation, claims and commitments incident to the ordinary course of business. Management believes that the resolution of such matters will not materially affect the financial position, results of operations or cash flows of the Company.

note 14 RELATED PARTY TRANSACTIONS
--------------------------------------------------------------------------------
    Prior to July 31, 1996, 80 percent of the outstanding common stock of FMC Gold Company was held by FMC, and the Company had entered into certain agreements concerning income taxes (Note 8) and management services.

    Under the management services agreement, the Company was charged at FMC's direct and indirect cost, including allocated overhead, for certain general, administrative and other services provided by FMC. The overhead allocations of $0.8 million in 1996 and $1.0 million in 1995 were based generally on the ratio of the Company's sales to consolidated FMC sales. The Company's management believes that all determinations with respect to direct and indirect costs, including allocated overhead, were made in a reasonable and consistent manner.

    The agreement also provided for borrowings of up to $50 million between the parties on a short-term basis. All borrowings were payable on demand with interest at a floating rate equal to FMC's current weighted average rate on borrowings under its credit facilities, or its investing rate, for the relevant period.

    On July 31, 1996, FMC repaid its total borrowings and accrued interest, totaling $79.1 million, to the Company. Total interest received in 1996 on loans to FMC through July 31, 1996 was $3.1 million.

    Also on July 31, 1996, FMC paid $3.658 million to Meridian Gold in conjunction with the Reincorporation, which was recorded as a capital contribution.

    The following schedule summarizes the activity of indebtedness to and from FMC in 1996 and 1995.

    ----------------------------------------------------------------------------
    (in thousands)                                  Loan due       Amounts due
                                                    from FMC     from (to) FMC
    ----------------------------------------------------------------------------
    BALANCE DECEMBER 31, 1994                        120,326         (594)
    Increase in amounts loaned                        51,500           --
    Interest charges                                      --        5,737
    Payments made by FMC for Meridian Gold                --      (18,480)
    Charges from FMC for services and materials           --       (1,808)
    Payments made by Meridian Gold                        --       19,040
    Payments received by Meridian Gold               (91,000)      (6,170)

    BALANCE DECEMBER 31, 1995                         80,826       (2,275)
    Increase in amounts loaned                        39,500           --
    Interest charges                                      --        3,107
    Payments made by FMC for Meridian Gold                --       (5,801)
    Charges from FMC for services and materials           --       (1,176)
    Payments made by Meridian Gold                        --        9,868
    Payments received by Meridian Gold              (120,326)      (3,723)
    ----------------------------------------------------------------------------
    BALANCE DECEMBER 31, 1996                      $       0     $      0
    ----------------------------------------------------------------------------
    BALANCE DECEMBER 31, 1997                      $       0     $      0
    ----------------------------------------------------------------------------

    FMC continues to be obligated under a $75 million issue of exchangeable senior subordinated debentures payable by FMC. The debentures bear interest a 6 3/4% and are exchangeable, at $15 1/8 per share, subject to adjustment, into Meridian Gold Inc. common stock. In conjunction with the Reincorporation, FMC was granted a right, exercisable during the period beginning January 31, 1998 and ending April 30, 1998, to purchase at the then fair market value, an option from the Company to buy up to an aggregate of $75 million of the Company's common shares until January 16, 2000 at an exercise price of $15.125 per share. Such option may only be exercised by FMC to satisfy its obligation to the holders of the exchangeable debentures described above, to the extent that those holders elect to exercise their right of exchange.

    In consideration for services rendered by Brian J. Kennedy during the Reincorporation, the Company issued to Mr. Kennedy 10,000 shares of Series 1 Preferred Stock. The shares were valued at the Canadian dollar equivalent of $100,000, determined immediately prior to the closing of the Reincorporation.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              MERIDIAN GOLD INC.


                              By:  /s/Brian J. Kennedy
                                   -------------------------------------

                                   Brian J. Kennedy
                                   President and Chief Executive Officer

Date: April 16, 1998

                               INDEX TO EXHIBITS

     The following documents are being filed with the Commission as exhibits to, and are incorporated by reference into, and form a part of, this Annual Report on Form 20-F.

NUMBER        EXHIBIT
------        -------
2.1* Form of certificate representing Common Shares of the Company (filed with the Company's Registration Statement on Form 8-B (No. 001-12003))

2.2* Form of certificate representing Installment Receipts of the Company (filed with the Company's Registration Statement on Form 8-B
      (No. 001-12003))

2.3* ARTICLES OF AMALGAMATION, AS AMENDED (FILED WITH THE COMPANY'S REGISTRATION STATEMENT ON FORM S-4 (NO. 333-9171))

2.4* By-laws, as amended (filed with the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 24, 1997)

2.5* Executive Employment Agreement dated July 1, 1996 between the Company and Christopher D.S. Bates (filed with the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 24, 1997)

2.6* Executive Employment Agreement dated July 31, 1996 between the Company and Donald L. Beckwith (filed with the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 24, 1997)

2.7* Executive Employment Agreement dated December 1, 1996 between the Company and Edward H. Colt (filed with the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 24, 1997)

2.8* Executive Employment Agreement dated July 31, 1996 between the Company and Brian J. Kennedy (filed with the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 24, 1997)

2.9* Executive Employment Agreement dated July 31, 1996 between the Company and Richard C. Lorson (filed with the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 24, 1997)

2.10* Meridian Gold Inc. 1996 Stock Option Plan (filed with the Company's
      Registration Statement on Form S-4 (No. 333-9171))

2.11* Shareholder Rights Plan (filed with the Company's Annual Report on Form
      20-F F filed with the Securities and Exchange Commission on May 24, 1997)

2.12* Installment Receipt Agreement (filed with the Company's Annual Report on
      Form 20-F filed with the Securities and Exchange Commission on May 24,
      1997)

2.13* Joint Venture Agreement between Freeport Exploration Company and FMC
      Corporation (filed with FMC Gold Company's Registration Statement on Form S-1 (No. 33-14429))
------------
* Incorporated by reference pursuant to Rule 12b-32 under the Securities and Exchange Act of 1934, as amended.